                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number :  1-14118
                          -------


 EXHIBIT: INDENTURE DATED AS OF MARCH 6, 2006 AMONG QUEBECOR WORLD CAPITAL ULC,
  AS ISSUER, QUEBECOR WORLD INC., QUEBECOR WORLD (USA) INC. AND QUEBECOR WORLD
           CAPITAL LLC, AS GUARANTORS, AND CITIBANK, N.A., AS TRUSTEE


                               QUEBECOR WORLD INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ ]                                     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                 No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                                                  EXECUTION COPY

                           QUEBECOR WORLD CAPITAL ULC,

                                    as Issuer

                              QUEBECOR WORLD INC.,
                          QUEBECOR WORLD (USA) INC. and
                           QUEBECOR WORLD CAPITAL LLC,

                                  as Guarantors

                                       AND

                                 CITIBANK, N.A.,

                                   as Trustee

                                   ----------

                                    INDENTURE

                            Dated as of March 6, 2006

                                   ----------

                          QUEBECOR WORLD CAPITAL ULC(1)

               RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT
                OF 1939 AND INDENTURE, DATED AS OF MARCH 6, 2006

TRUST INDENTURE
  ACT SECTION                                                  INDENTURE SECTION
---------------                                               ------------------
Section 310(a)(1)..........................................   607
           (a)(2)..........................................   607
           (b).............................................   608
Section 312(c).............................................   701
Section 314(a).............................................   703
           (a)(4)..........................................   1004
           (c)(1)..........................................   102
           (c)(2)..........................................   102
           (e).............................................   102
Section 315(b).............................................   601
Section 316(a)(last sentence)..............................   101("Outstanding")
           (a)(1)(A).......................................   502, 512
           (a)(1)(B).......................................   513
           (b).............................................   508
           (c).............................................   104(e)
Section 317(a)(1)..........................................   503
           (a)(2)..........................................   504
           (b).............................................   1003
Section 318(a).............................................   111

----------
(1) Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                              TABLE OF CONTENTS(2)

                                                                          PAGE
                                                                       ---------
PARTIES.............................................................           1
RECITALS OF THE ISSUER..............................................           1

ARTICLE One DEFINITIONS AND OTHER PROVISIONS OF GENERAL
   APPLICATION...............................................                  1
   SECTION 101. Definitions.........................................           1
      "Act"    .....................................................           2
      "Additional Amounts"..........................................           2
      "Affiliate"...................................................           2
      "Agent Member"................................................           2
      "Amount Payable at Maturity"..................................           2
      "Applicable Procedures".......................................           2
      "Attributable Value"..........................................           3
      "Authenticating Agent"........................................           3
      "Authorized Newspaper"........................................           3
      "Bearer Security".............................................           3
      "Beneficial Owner"............................................           3
      "Board of Directors"..........................................           3
      "Board Resolution"............................................           3
      "Business Day"................................................           3

----------
Note: This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

      "Canadian Taxing Authority"...................................           4
      "Capital Stock"...............................................           4
      "Change of Control"...........................................           4
      "Change of Control Offer".....................................           5
      "Change of Control Payment"...................................           5
      "Change of Control Payment Date"..............................           5
      "Clearstream".................................................           5
      "Commission"..................................................           5
      "Common Depositary"...........................................           5
      "Consolidated Net Tangible Assets"............................           5
      "Conversion Date".............................................           5
      "Conversion Event"............................................           5
      "Corporate Trust Office"......................................           6
      "corporation".................................................           6
      "coupon"......................................................           6
      "Credit Facilities"...........................................           6
      "Currency"....................................................           6
      "Default".....................................................           6
      "Defaulted Interest"..........................................           6
      "Depositary"..................................................           6
      "Disqualified Stock"..........................................           6
      "Dollar", "$".................................................           7
      "Dollar Equivalent of the Currency Unit"......................           7
      "Dollar Equivalent of the Foreign Currency"...................           7

      "DTC".........................................................           7
      "Election Date"...............................................           7
      "Euro"........................................................           7
      "Euroclear"...................................................           7
      "Event of Default"............................................           7
      "Exchange Date"...............................................           7
      "Exchange Rate Agent".........................................           7
      "Exchange Rate Officer's Certificate".........................           7
      "Federal Bankruptcy Code".....................................           7
      "Foreign Currency"............................................           8
      "Global Security".............................................           8
      "Government Obligations"......................................           8
      "Guarantee"...................................................           8
      "Guarantor"...................................................           8
      "Holder"......................................................           8
      "Indenture"...................................................           8
      "Indexed Security"............................................           9
      "interest"....................................................           9
      "Interest Payment Date".......................................           9
      "Issuer"......................................................           9
      "Issuer Request" or "Issuer Order"............................           9
      "Lien"   .....................................................           9
      "Market Exchange Rate"........................................           9
      "Maturity"....................................................          10

      "Officers' Certificate".......................................          10
      "Opinion of Counsel"..........................................          10
      "Original Issue Discount Security"............................          10
      "Outstanding".................................................          10
      "Owner Securities Certification"..............................          11
      "Paying Agent"................................................          11
      "Permitted Liens".............................................          11
      "Person"......................................................          12
      "Place of Payment"............................................          12
      "Predecessor Security"........................................          12
      "Purchase Money Mortgage".....................................          13
      "Quebecor (USA)"..............................................          13
      "Quebecor World"..............................................          13
      "QWCLLC"......................................................          13
      "Redemption Date".............................................          13
      "Redemption Price"............................................          13
      "Registered Security".........................................          13
      "Regular Record Date".........................................          13
      "Regulation S"................................................          13
      "Regulation S Securities".....................................          13
      "Repayment Date"..............................................          13
      "Repayment Price".............................................          14
      "Responsible Officer".........................................          14
      "Restricted Global Security"..................................          14

      "Restricted Period"...........................................          14
      "Restricted Securities".......................................          14
      "Restricted Securities Legend"................................          14
      "Rule 144A"...................................................          14
      "Rule 144A Securities"........................................          14
      "Sale and Leaseback Transaction"..............................          14
      "Securities"..................................................          14
      "Securities Act"..............................................          14
      "Securities Act Legend".......................................          15
      "Security Register" and "Security Registrar"..................          15
      "Significant Subsidiary"......................................          15
      "Special Record Date".........................................          15
      "Stated Maturity".............................................          15
      "Subsidiary"..................................................          15
      "Taxes".......................................................          15
      "Temporary Regulation S Global Securities"....................          15
      "Trust Indenture Act" or "TIA"................................          15
      "Trustee".....................................................          15
      "United States"...............................................          15
      "Valuation Date"..............................................          15
      "Vice President"..............................................          16
      "Voting Stock"................................................          16
      "Wholly-Owned Subsidiary".....................................          16
      "Yield to Maturity"...........................................          16

   SECTION 102. Compliance Certificates and Opinions................          16
   SECTION 103. Form of Documents Delivered to Trustee..............          17
   SECTION 104. Acts of Holders.....................................          17
   SECTION 105. Notices, etc. to Trustee, Issuer and Guarantors.....          19
   SECTION 106. Notice to Holders; Waiver...........................          19
   SECTION 107. Effect of Headings and Table of Contents............          20
   SECTION 108. Successors and Assigns..............................          20
   SECTION 109. Separability Clause.................................          20
   SECTION 110. Benefits of Indenture...............................          20
   SECTION 111. Governing Law.......................................          20
   SECTION 112. Legal Holidays......................................          21
   SECTION 113. Agent for Service; Submission to Jurisdiction;
                Waiver of Immunities................................          21
   SECTION 114. Conversion of Currency..............................          22
   SECTION 115. Currency Equivalent.................................          23
   SECTION 116. No Recourse Against Others..........................          23
   SECTION 117. Multiple Originals..................................          23
   SECTION 118. Conflict with Trust Indenture Act...................          24
   SECTION 119. Language............................................          24

ARTICLE Two Security FORMS..........................................          24
   SECTION 201. Forms Generally.....................................          24
   SECTION 202. Form of Trustee's Certificate of Authentication.....          26
   SECTION 203. Securities Issuable in Global Form..................          26
   SECTION 204. Guarantee by Guarantors; Form of Guarantees.........          27
   SECTION 205. Form of Legend for Securities.......................          29

ARTICLE Three THE SECURITIES........................................          31
   SECTION 301. Amount Unlimited; Issuable in Series................          31
   SECTION 302. Denominations.......................................          35
   SECTION 303. Execution, Authentication, Delivery and Dating......          35
   SECTION 304. Temporary Securities................................          38
   SECTION 305. Registration, Registration of Transfer and
                Exchange............................................          40
   SECTION 306. Mutilated, Destroyed, Lost and Stolen Securities....          44
   SECTION 307. Payment of Interest; Interest Rights Preserved;
                Optional Interest Reset.............................          45
   SECTION 308. Optional Extension of Stated Maturity...............          47
   SECTION 309. Persons Deemed Owners...............................          48
   SECTION 310. Cancellation........................................          49
   SECTION 311. Computation of Interest.............................          49
   SECTION 312. Currency and Manner of Payments in Respect of
                Securities..........................................          49
   SECTION 313. Appointment and Resignation of Successor Exchange
                Rate Agent..........................................          53
   SECTION 314. Global Securities...................................          53
   SECTION 315. CUSIP Numbers.......................................          53

ARTICLE Four SATISFACTION AND DISCHARGE.............................          54
   SECTION 401. Satisfaction and Discharge of Indenture.............          54
   SECTION 402. Application of Trust Money..........................          55

ARTICLE Five REMEDIES...............................................          55
   SECTION 501. Events of Default...................................          55
   SECTION 502. Acceleration of Maturity; Rescission and Annulment..          58
   SECTION 503. Collection of Indebtedness and Suits for
                Enforcement by Trustee..............................          59

   SECTION 504. Trustee May File Proofs of Claim....................          60
   SECTION 505. Trustee May Enforce Claims Without Possession of
                Securities..........................................          60
   SECTION 506. Application of Money Collected......................          61
   SECTION 507. Limitation on Suits.................................          61
   SECTION 508. Unconditional Right of Holders to Receive
                Principal, Premium and Interest.....................          62
   SECTION 509. Restoration of Rights and Remedies..................          62
   SECTION 510. Rights and Remedies Cumulative......................          62
   SECTION 511. Delay or Omission Not Waiver........................          62
   SECTION 512. Control by Holders..................................          62
   SECTION 513. Waiver of Past Defaults.............................          63
   SECTION 514. Waiver of Stay or Extension Laws....................          63
   SECTION 515. Undertaking for Costs...............................          63

ARTICLE Six THE TRUSTEE.............................................          64
   SECTION 601. Certain Duties and Responsibilities.................          64
   SECTION 602. Notice of Defaults..................................          65
   SECTION 603. Certain Rights of Trustee...........................          65
   SECTION 604. Trustee Not Responsible for Recitals or Issuance
                of Securities.......................................          67
   SECTION 605. May Hold Securities.................................          67
   SECTION 606. Money Held in Trust.................................          67
   SECTION 607. Compensation and Reimbursement......................          67
   SECTION 608. Corporate Trustee Required; Eligibility.............          68
   SECTION 609. Resignation and Removal; Appointment of Successor...          68
   SECTION 610. Acceptance of Appointment by Successor..............          70

   SECTION 611. Merger, Conversion, Consolidation or Succession
                to Business.........................................          71
   SECTION 612. Appointment of Authenticating Agent.................          71
   SECTION 613. Preferential Collection of Claims...................          73
   SECTION 614. Trustee's Application for Instructions from the
                Issuer..............................................          73

ARTICLE Seven HOLDERS' LISTS AND REPORTS BY TRUSTEE, ISSUER AND
   GUARANTORS.......................................................          73
   SECTION 701. Disclosure of Names and Addresses of Holders........          73
   SECTION 702. Reports by Trustee..................................          73
   SECTION 703. Reports by Quebecor World...........................          74
   SECTION 704. Rule 144A(d)(4) Information.........................          75

ARTICLE Eight CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
   TRANSFER OR LEASE................................................          75
   SECTION 801. Issuer and Guarantors May Amalgamate, Consolidate
                or Merge or Dispose of Assets
                Only on Certain Terms...............................          75
   SECTION 802. Successor Person Substituted........................          76
   SECTION 803. Securities to Be Secured in Certain Events..........          77
   SECTION 804. Limitation on Leases................................          77

ARTICLE Nine AMENDMENT, SUPPLEMENT AND WAIVER.......................          77
   SECTION 901. Without Consent of Holders..........................          78
   SECTION 902. With Consent of Holders.............................          79
   SECTION 903. Execution of Amended or Supplemental Indentures.....          80
   SECTION 904. Effect of Amended or Supplemental Indentures........          81
   SECTION 905. Conformity with Trust Indenture Act.................          81
   SECTION 906. Reference in Securities to Amended or Supplemental
                Indentures..........................................          81
   SECTION 907. Notice of Amended or Supplemental Indentures........          81

ARTICLE Ten COVENANTS...............................................          81
   SECTION 1001. Payment of Principal, Premium, if any, and
                 Interest...........................................          81
   SECTION 1002. Maintenance of Office or Agency....................          82
   SECTION 1003. Money for Securities Payments to Be Held in Trust..          83
   SECTION 1004. Statement as to Compliance and Notice of Default...          84
   SECTION 1005. Additional Amounts.................................          85
   SECTION 1006. Payment of Taxes and Other Claims..................          86
   SECTION 1007. Maintenance of Properties..........................          87
   SECTION 1008. Corporate Existence................................          87
   SECTION 1009. Limitation on Liens................................          87
   SECTION 1010. Limitation on Sale and Leaseback Transactions......          88
   SECTION 1011. Reserved...........................................          88
   SECTION 1012. Waiver of Certain Covenants........................          88
   SECTION 1013. Calculation of Original Issue Discount.............          88
   SECTION 1014. Change of Control..................................          88

ARTICLE Eleven REDEMPTION OF SECURITIES.............................          91
   SECTION 1101. Applicability of Article...........................          91
   SECTION 1102. Election to Redeem; Notice to Trustee..............          91
   SECTION 1103. Selection by Trustee of Securities to Be Redeemed..          91
   SECTION 1104. Notice of Redemption...............................          92
   SECTION 1105. Deposit of Redemption Price........................          93
   SECTION 1106. Securities Payable on Redemption Date..............          93
   SECTION 1107. Securities Redeemed in Part........................          94
   SECTION 1108. Tax Redemption.....................................          94

ARTICLE Twelve SINKING FUNDS........................................          95
   SECTION 1201. Applicability of Article...........................          95
   SECTION 1202. Satisfaction of Sinking Fund Payments with
                 Securities.........................................          95
   SECTION 1203. Redemption of Securities for Sinking Fund..........          95

ARTICLE Thirteen REPAYMENT AT OPTION OF HOLDERS.....................          97
   SECTION 1301. Applicability of Article...........................          97
   SECTION 1302. Repayment of Securities............................          97
   SECTION 1303. Exercise of Option.................................          97
   SECTION 1304. When Securities Presented for Repayment Become Due
                 and Payable........................................          98
   SECTION 1305. Securities Repaid in Part..........................          99

ARTICLE Fourteen DEFEASANCE AND COVENANT DEFEASANCE.................          99
   SECTION 1401. Option to Effect Defeasance or Covenant Defeasance.          99
   SECTION 1402. Defeasance and Discharge...........................          99
   SECTION 1403. Covenant Defeasance................................         100
   SECTION 1404. Conditions to Defeasance or
                 Covenant Defeasance................................         100
   SECTION 1405. Deposited Money and Government Obligations to Be
                 Held in Trust; Other Miscellaneous Provisions......         102
   SECTION 1406. Reinstatement......................................         103

ARTICLE Fifteen GUARANTEES OF SECURITIES............................         104
   SECTION 1501. Guarantee..........................................         104
   SECTION 1502. Execution and Delivery of Guarantees...............         105
   SECTION 1503. Notice to Trustee..................................         105
   SECTION 1504. This Article Not to Prevent Events of Default......         105
   SECTION 1505. Limitation of Guarantees...........................         106

ARTICLE Sixteen MEETINGS OF HOLDERS OF Securities...................         106
   SECTION 1601. Purposes for Which Meetings May Be Called..........         106
   SECTION 1602. Call, Notice and Place of Meetings.................         106
   SECTION 1603. Persons Entitled to Vote at Meetings...............         106
   SECTION 1604. Quorum; Action.....................................         107
   SECTION 1605. Determination of Voting Rights; Conduct and
                 Adjournment of Meetings............................         108
   SECTION 1606. Counting Votes and Recording Action of Meetings....         109
TESTIMONIUM.........................................................         109
SIGNATURES .........................................................         109
FORMS OF CERTIFICATION..............................................   EXHIBIT A
FORM OF GLOBAL NOTE.................................................   EXHIBIT B

          INDENTURE, dated as of March 6, 2006 between QUEBECOR WORLD CAPITAL ULC, a Nova Scotia unlimited liability company (herein called the "Issuer"), having its principal office at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, QUEBECOR WORLD INC., a corporation incorporated pursuant to the Canada Business Corporations Act, as Guarantor (herein called "Quebecor World"), having its principal office at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, QUEBECOR WORLD (USA) INC., a corporation duly organized and existing under the laws of the State of Delaware (herein called "Quebecor
(USA)"), having its principal office at 291 State Street, North Haven, Connecticut 06473, QUEBECOR WORLD CAPITAL LLC, a limited liability company duly organized and existing under the laws of the State of Delaware (herein called "QWCLLC" and, together with Quebecor World and Quebecor (USA), the "Guarantors"), having its principal office at The Nemours Building, Suite 1414, 1007 Orange Street, Wilmington, Delaware 19801, and CITIBANK, N.A., a national banking association duly incorporated and existing under the laws of the United States of America, as trustee (herein called the "Trustee").

                             RECITALS OF THE ISSUER

          The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in this Indenture provided.

          Each Guarantor has duly authorized the execution and delivery of this Indenture, and the making of the Guarantees pursuant to this Indenture (the "Guarantees").

          This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

          All things necessary to make this Indenture a valid and binding agreement of the Issuer and the Guarantors, in accordance with its terms, have been done.

          NOW, THEREFORE, THIS INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

                                  ARTICLE ONE

             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

          SECTION 101. Definitions.

          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

          (1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

          (2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and the terms "cash transaction" and "self-liquidating paper", as used in TIA Section 311, shall have the meanings assigned to them in the rules of the Commission adopted under the Trust Indenture Act;

          (3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in Canada at the date of such computation; and

          (4) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

          Certain terms, used principally in Article Three, are defined in that Article.

          "Act", when used with respect to any Holder, has the meaning specified in Section 104.

          "Additional Amounts" has the meaning specified in Section 1005.

          "Affiliate" of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" will have correlative meanings.

          "Agent Member" means any member of, or participant in, the Depositary.

          "Amount Payable at Maturity" of a Security means the Amount Payable at Maturity as set forth on the face of the Security.

          "Applicable Procedures" means, with respect to any transfer or transaction involving a Global Security or beneficial interest therein, the rules and procedures of the Depositary for such Security, Euroclear and Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

          "Attributable Value" means, as to any particular lease under which any Person is at the time liable, for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at the actual interest rate inherent in such arrangement compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

          "Authenticating Agent" means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 612 to authenticate Securities.

          "Authorized Newspaper" means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

          "Bearer Security" means any Security except a Registered Security.

          "Beneficial Owner" or "beneficial owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term as used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns", "beneficially owns", "Beneficially Owned" and "beneficially owned" have corresponding meanings.

          "Board of Directors" means the board of directors of the Issuer or Quebecor World, as the case may be, or any duly authorized committee of such board.

          "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Issuer or Quebecor World, as the case may be, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

          "Business Day", when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to
Section 301, each Monday, Tuesday,

Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other location are authorized or obligated by law or executive order to close.

          "Canadian Taxing Authority" means any federal, provincial, territorial or other Canadian government or any authority or agency therein having the power to tax.

          "Capital Stock" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

          "Change of Control" means the occurrence of any of the following:

          (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Quebecor World and its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

          (2) the adoption of a plan relating to the liquidation or dissolution of Quebecor World or the Issuer;

          (3) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Issuer;

          (4) during any consecutive two-year period, the first day on which individuals who constitute the Board of Directors of Quebecor World as of the beginning of such two-year period (together with any new directors who were nominated for election or elected to such Board of Directors with the approval of a majority of the individuals who were members of such Board of Directors, or whose nomination or election was previously so approved at the beginning of such two-year period) cease to constitute a majority of the Board of Directors of Quebecor World;

          (5) Quebecor World or the Issuer amalgamates or consolidates with, or merges with or into, any Person (other than Quebecor World or a Subsidiary of Quebecor World), or any Person (other than Quebecor World or a Subsidiary of Quebecor World) consolidates with, or merges with or into Quebecor World or the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Quebecor World or the Issuer, as the case may be, or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Quebecor World or the Issuer, as applicable, outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and
     (B) immediately after such transaction, no "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; or

          (6) the Issuer ceases to be a Subsidiary of Quebecor World.

          "Change of Control Offer" has the meaning specified in Section
     1014(a).

          "Change of Control Payment" has the meaning specified in Section 1014(a).

          "Change of Control Payment Date" has the meaning specified in Section 1014(a).

          "Clearstream" means Clearstream Banking, societe anonyme, or its successor.

          "Commission" means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

          "Common Depositary" has the meaning specified in Section 304.

          "Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis after deducting therefrom (i) all current liabilities, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and all other like intangible assets; and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of such Subsidiaries, all as set forth on the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in the preparation of Quebecor World's financial statements.

          "Conversion Date" has the meaning specified in Section 312(d).

          "Conversion Event" means the cessation of use of (i) a Foreign Currency both by the government of the country which issued such Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions, (ii) the Euro or (ii) any currency unit (or composite currency) for the purposes for which it was established.

          "Corporate Trust Office" means the principal office of the Trustee, at which at any particular time its corporate trust business shall be administered, which office on the date of execution of this Indenture is located at 388 Greenwich Street, 14th floor, New York, New York, 10013, Attention: Citibank Agency and Trust, or such other address as the Trustee may designate from time to time by notice to the Holders and the Issuer, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Issuer).

          "corporation" includes corporations, associations, companies and business trusts.

          "coupon" means any interest coupon appertaining to a Bearer Security.

          "Credit Facilities" means, one or more debt facilities (including, without limitation, the credit agreement, dated as of December 15, 2005, by and among Quebecor World, Quebecor World (USA), Royal Bank of Canada, as Administrative Agent, and the other lenders named therein) or commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

          "Currency" means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.

          "Default" means the occurrence of any event that is or, with the passage of time or the giving of notice, or both, would be, an Event of Default.

          "Defaulted Interest" has the meaning specified in Section 307.

          "Depositary" means a clearing agency registered under the Exchange Act that is designated to act as Depositary for the Global Securities. The Issuer initially appoints DTC as the Depositary.

          "Depository Securities Certification" has the meaning specified in
Section 304.

          "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Securities mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock. The term "Disqualified Stock" will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Securities mature.

          "Dollar", "$" or "U.S.$" means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

          "Dollar Equivalent of the Currency Unit" has the meaning specified in
Section 312(g).

          "Dollar Equivalent of the Foreign Currency" has the meaning specified in Section 312(f).

          "DTC" means The Depository Trust Company, its nominees and their respective successors.

          "Election Date" has the meaning specified in Section 312(h).

          "Euro" means the single currency of the participating member states from time to time of the European Union described in legislation of the European Council for the operation of a single unified European currency (whether known as the Euro or otherwise).

          "Euroclear" means Euroclear S.A./N.V., or its successor, as operator of the Euroclear System.

          "Event of Default" has the meaning specified in Section 501.

          "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

          "Exchange Date" has the meaning specified in Section 304.

          "Exchange Rate Agent" means, with respect to Securities of or within any series, unless otherwise specified with respect to any Securities pursuant to Section 301, a New York Clearing House bank, designated pursuant to Section 301 or Section 313.

          "Exchange Rate Officer's Certificate" means a tested telex or a certificate setting forth (i) the applicable Market Exchange Rate and (ii) the Dollar or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Security having the lowest denomination principal amount determined in accordance with Section 302 in the relevant Currency), payable with respect to a Security of any series on the basis of such Market Exchange Rate, sent (in the case of a telex) or signed (in the case of a certificate) by the Treasurer, any Vice President or any Assistant Treasurer of the Issuer.

          "Federal Bankruptcy Code" means the Bankruptcy Act of Title 11 of the United States Code, as amended from time to time.

          "Foreign Currency" means any Currency other than Currency of the United States.

          "Global Security" means one or more Securities evidencing all or part of the Securities bearing the legends set forth in Section 205.

          "Government Obligations" means, unless otherwise specified with respect to any series of Securities pursuant to Section 301, securities which are (a) direct obligations of the government which issued the currency in which the Securities of a particular series are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of a holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

          "Guarantee" means any guarantee of a Guarantor as endorsed on each Security authenticated and delivered pursuant to this Indenture and shall include the Guarantee set forth in Section 1501 of this Indenture and all other obligations and covenants of each Guarantor contained in this Indenture and any Securities.

          "Guarantor" means each Person named as "Guarantor" in the first paragraph of this Indenture until a successor corporation shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Guarantor" shall mean such successor corporation.

          "Holder" means, in the case of a Registered Security, the Person in whose name a Security is registered in the Security Register and, in the case of a Bearer Security, the bearer thereof and, when used with respect to any coupon, shall mean the bearer thereof.

          "Indenture" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 301; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, "Indenture" shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is Trustee established as contemplated by Section 301, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party.

          "Indexed Security" means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

          "interest", when used with respect to an Original Issue Discount Security, shall be deemed to mean interest payable after Maturity at the rate prescribed in such Original Issue Discount Security.

          "Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

          "Issuer" means the Person named as the "Issuer" in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Issuer" shall mean such successor Person.

          "Issuer Request" or "Issuer Order" means a written request or order signed in the name of the Issuer by its Chairman, its President, any Vice President, its Treasurer or an Assistant Treasurer, and delivered to the Trustee.

          "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

          "Market Exchange Rate" means, unless otherwise specified with respect to any Securities pursuant to Section 301, (i) for any conversion involving a currency unit on the one hand and Dollars or any Foreign Currency on the other, the exchange rate between the relevant currency unit and Dollars or such Foreign Currency calculated by the method specified pursuant to Section 301 for the Securities of the relevant series, (ii) for any conversion of Dollars into any Foreign Currency, the noon (New York City time) buying rate for such Foreign Currency for cable transfers quoted in New York City as certified for customs purposes by the Federal Reserve Bank of New York and (iii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either New York City, London or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent. Unless otherwise specified with respect to any Securities pursuant to Section 301, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i), (ii) and
(iii), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York City, London or another principal market for the Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate. Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities.

          "Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

          "Officers' Certificate" means a certificate signed by the Chairman, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Issuer or a Guarantor, as the case may be, and delivered to the Trustee.

          "Opinion of Counsel" means a written opinion of counsel, who may be counsel for, or an employee of, the Issuer or a Guarantor and who shall be reasonably acceptable to the Trustee.

          "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

          "Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

          (i) Securities theretofore cancelled by the Trustee or accepted by the Trustee for cancellation;

          (ii) Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Securities and any coupons appertaining thereto; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

          (iii) Securities, except to the extent provided in Sections 1402 and 1403, with respect to which the Issuer has effected defeasance and/or covenant defeasance as provided in Article Fourteen; and

          (iv) Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Issuer;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, and for the purpose of making the calculations required by TIA Section 313, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 502, (ii) the principal amount of any Security denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Dollar equivalent, determined as of the date such Security is originally issued by the Issuer as set forth in an Exchange Rate Officer's Certificate delivered to the Trustee, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent as of such date of original issuance of the amount determined as provided in clause (i) above) of such Security, (iii) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 301, and (iv) Securities owned by the Issuer, a Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer, a Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee certifies to the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Issuer, a Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer, such Guarantor or such other obligor.

          "Owner Securities Certification" has the meaning specified in Section 201(b)(i).

          "Paying Agent" means any Person (including the Issuer acting as Paying Agent) authorized by the Issuer to pay the principal of (or premium, if any) or interest, if any, on any Securities on behalf of the Issuer.

          "Permitted Liens" of any Person at any particular time means:

          (1) Liens in favor of a Guarantor or a Wholly-Owned Subsidiary of a Guarantor (but only so long as such Person is a Wholly-Owned Subsidiary of a Guarantor);

          (2) Purchase Money Mortgages;

          (3) Liens on property existing at the time of acquisition thereof by such Person provided that those Liens were not incurred in anticipation of the acquisition;

          (4) Liens on property of a corporation existing at the time such corporation is liquidated or merged into, or amalgamated or consolidated with, a Guarantor or a Subsidiary of a Guarantor or at the time of the sale, lease or other disposition to a Guarantor or a Subsidiary of such Guarantor of the properties of a corporation as, or substantially as, an entirety;

          (5) any renewal, refunding or extension of any Lien referred to in the foregoing clauses (1) through (4); provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

          (6) Liens securing indebtedness of the Issuer and the Guarantors under Credit Facilities; provided that the aggregate principal amount of all such indebtedness under Credit Facilities at any one time outstanding shall not exceed $1,000.0 million (or the foreign currency equivalent thereof at the date of incurrence); and

          (7) Liens arising from pre-cautionary financing statement filings on short-term assets transferred by Quebecor World or any of its Subsidiaries to a third Person in securitization or factoring transactions with such third Person to the extent such transfer was subsequently determined not to be a true sale.

          "Permitted Holders" means any one or more of the following persons:

          (1) Quebecor Inc.;

          (2) any issue of the late Pierre Peladeau;

          (3) any trust having as its sole beneficiaries one or more of the persons listed in clause (2) above; and

          (4) any corporation, partnership or other Person directly or indirectly controlled by one or more of the Persons referred to in clause
     (2) or (3) above.

          "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

          "Place of Payment" means, when used with respect to the Securities of or within any series, the place or places where the principal of (and premium, if any) and interest, if any, on such Securities are payable as specified as contemplated by Sections 301 and 1002.

          "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security or a Security to which a mutilated, destroyed, lost or stolen coupon appertains shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security or the Security to which the mutilated, destroyed, lost or stolen coupon appertains, as the case may be.

          "Purchase Money Mortgage" of any Person means any Lien created upon any real or personal property or assets of the Person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith.

          "Quebecor (USA)" has the meaning set forth in the first paragraph of this Indenture.

          "Quebecor World" has the meaning set forth in the first paragraph of this Indenture.

          "QWCLLC" has the meaning set forth in the first paragraph of this Indenture.

          "Redemption Date", when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

          "Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

          "Registered Security" means any Security registered in the Security Register.

          "Regular Record Date" for the interest payable on any Interest Payment Date on the Registered Securities of or within any series means the date specified for that purpose as contemplated by Section 301.

          "Regulation S" means Regulation S under the Securities Act (or any successor provision), as it may be amended from time to time.

          "Regulation S Global Security" has the meaning specified in Section
201.

          "Regulation S Legend" means a legend substantially in the form set forth in Section 205 to be placed upon each Regulation S Security.

          "Regulation S Securities" means all Securities offered and sold pursuant to Regulation S. Such term includes the Regulation S Global Security.

          "Repayment Date" means, when used with respect to any Security to be repaid at the option of the Holder, the date fixed for such repayment pursuant to this Indenture.

          "Repayment Price" means, when used with respect to any Security to be repaid at the option of the Holder, the price at which it is to be repaid pursuant to this Indenture.

          "Responsible Officer", when used with respect to the Trustee, means any vice president, any assistant vice president, any senior trust officer or any trust officer, or any other officer associated with the corporate trust department of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

          "Restricted Global Security" has the meaning specified in Section 201.

          "Restricted Period" means the applicable distribution compliance period as set forth in Regulation S.

          "Restricted Securities" means all Securities offered and sold pursuant to Rule 144A or to Institutional Accredited Investors in a transaction that is not registered under the Securities Act. Such term includes the Restricted Global Security and any Securities issued in certificated form.

          "Restricted Securities Legend" means, collectively, the legends substantially in the forms set forth in Section 205 to be placed upon each Restricted Security.

          "Rule 144A" means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

          "Rule 144A Securities" means the Securities of a series purchased upon their original issuance by the initial purchasers from the Issuer for resale pursuant to Rule 144A.

          "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

          "Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, "Securities" with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

          "Securities Act" means the United States Securities Act of 1933, as amended.

          "Securities Act Legend" means a Restricted Securities Legend or a Regulation S Legend.

          "Security Register" and "Security Registrar" have the respective meanings specified in Section 305.

          "Significant Subsidiary" means any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act.

          "Special Record Date" for the payment of any Defaulted Interest on the Registered Securities of or within any series means a date fixed by the Trustee pursuant to Section 307.

          "Stated Maturity", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable, as such date may be extended pursuant to the provisions of Section 308.

          "Subsidiary" of any Person means a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.

          "Taxes" means any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied (including penalties, interest and any other liabilities related thereto) by or on behalf of a Canadian Taxing Authority.

          "Temporary Regulation S Global Securities" has the meaning specified in Section 201(b)(i).

          "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed, except as provided in Section 905.

          "Trustee" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean only the Trustee with respect to Securities of that series.

          "United States" means, unless otherwise specified with respect to any Securities pursuant to Section 301, the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

          "Valuation Date" has the meaning specified in Section 312(c).

          "Vice President", when used with respect to the Issuer, any Guarantor or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

          "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

          "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

          "Yield to Maturity" means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

          SECTION 102. Compliance Certificates and Opinions.

          Upon any application or request by the Issuer or a Guarantor to the Trustee to take any action under any provision of this Indenture, the Issuer or the Guarantor shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

          Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 1004) shall include:

          (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

          (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

          (4) a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

          SECTION 103. Form of Documents Delivered to Trustee.

          In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

          Any certificate or opinion of an officer of the Issuer or a Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer or the applicable Guarantor(s) stating that the information with respect to such factual matters is in the possession of the Issuer or such Guarantor(s) unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

          SECTION 104. Acts of Holders.

          (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. If Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article Fifteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuer and the Guarantors. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee, the Issuer and the Guarantors, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1606.

          (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

          (c) The principal amount and serial numbers of Registered Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

          (d) The principal amount and serial numbers of Bearer Securities held by any Person, and the date of holding the same, may be proved by the production of such Bearer Securities or by a certificate executed, as depositary, by any trust company, bank, banker or other depositary, wherever situated, if such certificate shall be deemed by the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Bearer Securities therein described; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate or affidavit is deemed by the Trustee to be satisfactory. The Trustee and the Issuer may assume that such ownership of any Bearer Security continues until (1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, or (2) such Bearer Security is produced to the Trustee by some other Person, or (3) such Bearer Security is surrendered in exchange for a Registered Security, or
(4) such Bearer Security is no longer Outstanding. The principal amount and serial numbers of Bearer Securities held by any Person, and the date of holding the same, may also be proved in any other manner that the Trustee deems sufficient.

          (e) If the Issuer or Quebecor World shall solicit from the Holders of Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer or Quebecor World, as the case may be, may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer or Quebecor World, as the case may be, shall have no obligation to do so. Notwithstanding TIA Section 316(c), such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

          (f) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Issuer or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Security.

          SECTION 105. Notices, etc. to Trustee, Issuer and Guarantors.

          Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

          (1) the Trustee by any Holder or by either the Issuer or any Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office,
     Attention: Citibank Agency and Trust, or

          (2) either the Issuer or any Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Issuer or any Guarantor, as the case may be, addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Trustee by the Issuer or such Guarantor, as the case may be.

          SECTION 106. Notice to Holders; Waiver.

          Where this Indenture provides for notice of any event to Holders of Registered Securities by the Issuer, any Guarantor or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice to Holders of Bearer Securities given as provided. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

          In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Registered Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be directed by the Issuer shall be deemed to be sufficient giving of such notice for every purpose hereunder.

          Except as otherwise expressly provided herein or otherwise specified with respect to any Securities pursuant to Section 301, where this Indenture provides for notice to Holders of Bearer Securities of any event, such notice shall be sufficiently given to Holders of Bearer Securities if published in an Authorized Newspaper in The City of New York and in such other city or cities as may be specified in such Securities on a Business Day at least twice, the first such publication to be not earlier than the earliest date, and not later than the latest date, prescribed for the giving of such notice. Any such notice shall be deemed to have been given on the date of the first such publication.

          In case, by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause, it shall be impracticable to publish any notice to Holders of Bearer Securities as provided above, then such notification to Holders of Bearer Securities as shall be given as directed by the Issuer shall constitute sufficient notice to such Holders for every purpose hereunder. Neither the failure to give notice by publication to Holders of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of such notice with respect to other Holders of Bearer Securities or the sufficiency of any notice to Holders of Registered Securities given as provided herein.

          Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

          SECTION 107. Effect of Headings and Table of Contents.

          The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

          SECTION 108. Successors and Assigns.

          All covenants and agreements in this Indenture by each of the Issuer and the Guarantors shall bind its successors and assigns, whether so expressed or not.

          SECTION 109. Separability Clause.

          In case any provision in this Indenture or in any Security or coupon shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          SECTION 110. Benefits of Indenture.

          Nothing in this Indenture or in the Securities or coupons, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Securities or coupons, any benefit or any legal or equitable right, remedy or claim under this Indenture.

          SECTION 111. Governing Law.

          This Indenture and the Securities and coupons shall be governed by and construed in accordance with the law of the State of New York. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

          SECTION 112. Legal Holidays.

          In any case where any Interest Payment Date, Redemption Date, sinking fund payment date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of any Security or coupon other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any) or interest, if any, need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date or sinking fund payment date, or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity, as the case may be.

          SECTION 113. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

          By the execution and delivery of this Indenture, each of the Issuer and the Guarantors (i) acknowledges that it has irrevocably designated and appointed CT Corporation System, 111 Eight Avenue, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any federal or state court in the City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to the Issuer or the Guarantors, as the case may be (mailed or delivered to its Secretary at its principal office specified in the first paragraph of this Indenture), shall be deemed in every respect effective service of process upon the Issuer or the Guarantors, as the case may be, in any such suit or proceeding. Each of the Issuer and the Guarantors further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as any of the Securities shall be outstanding.

          To the extent that the Issuer or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of the Issuer and the Guarantors hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

          Each of the Issuer and the Guarantors hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture or the Securities in any federal or state court in the State of New York, Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          SECTION 114. Conversion of Currency.

          Each of the Issuer and the Guarantors covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities, the Guarantees and this Indenture:

          (a) (i) If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due or contingently due under the Securities of any series and this Indenture (the "Required Currency"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

          (ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer or the applicable Guarantor(s), as the case may be, shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

          (b) In the event of the winding-up of the Issuer or any Guarantor at any time while any amount or damages owing under the Securities, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer or such Guarantor, as the case may be, shall indemnify and hold the Holders of Securities and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Issuer or such Guarantor, as the case may be, shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer or such Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

          (c) The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Issuer or each Guarantor, as the case may be, from its other obligations under the Securities, the Guarantees and this Indenture, shall give rise to separate and independent causes of action against the Issuer and such Guarantor shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or such Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer, the Guarantors or the applicable liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

          (d) The term "rate(s) of exchange" shall mean the rate of exchange quoted by Royal Bank of Canada (or such other Canadian Chartered bank as agreed upon by each of the parties to this Indenture) at its central foreign exchange desk in its main office in Montreal at 12:00 noon (Montreal time) on the relevant date for purchases of the Required Currency with the Judgment Currency and includes any premiums and costs of exchange payable.

          SECTION 115. Currency Equivalent.

          Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the currency of one nation (the "First Currency"), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation (the "Other Currency") which is required to purchase such amount in the First Currency at the rate of exchange quoted by the Royal Bank of Canada (or such other Canadian Chartered bank as agreed upon by each of the parties to this Indenture) at its central foreign exchange desk in its main office in Montreal at 12:00 noon (Montreal time) on the date of determination.

          SECTION 116. No Recourse Against Others.

          A director, officer, employee or shareholder, as such, of the Issuer or any Guarantor shall not have any liability for any obligations of the Issuer or any Guarantor under the Securities, the Guarantees or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Holder shall waive and release all such liability. Such waiver and release shall be part of the consideration for the issue of the Securities.

          SECTION 117. Multiple Originals.

          The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

          SECTION 118. Conflict with Trust Indenture Act.

          If and to the extent that any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 318, inclusive, of the Trust Indenture Act, through operation of Section 318(c) thereof, such imposed duties shall control.

          SECTION 119. Language.

          Les parties aux presentes ont exige que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges et executes en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drafted and executed in English.

          SECTION 120. Force Majeure.

          In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

                                  ARTICLE TWO

                                 SECURITY FORMS

          SECTION 201. Forms Generally.

          (a) The Registered Securities, if any, of each series and the Bearer Securities, if any, of each series and related coupons shall be in substantially the forms as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the Issuer. If the forms of Securities or coupons of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Issuer and delivered to the Trustee at or prior to the delivery of the Issuer Order contemplated by Section 303 for the authentication and delivery of such Securities or coupons. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

          Unless otherwise specified as contemplated by Section 301, Securities in bearer form shall have interest coupons attached.

          The Trustee's certificate of authentication on all Securities shall be in substantially the form set forth in this Article.

          The definitive Securities, coupons and Guarantees shall be printed, lithographed or engraved on steel-engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities or coupons.

          (b) (i) Securities of a series offered and sold in their initial distribution in reliance on Regulation S shall be initially issued in the form of one or more temporary Global Securities, in fully registered form without interest coupons, with such applicable legends as are provided for in Section
205. Such Global Securities shall be registered in the name of the Depositary or its nominee, and deposited with the Trustee, at its New York offices, as custodian for the Depositary, duly executed by the Issuer and the Guarantors and authenticated by the Trustee as hereinafter provided, for credit to the respective accounts at the Depositary of the depositories for Euroclear and for Clearstream, for credit to the respective accounts of owners of beneficial interests in such Securities or to such other accounts as they may direct. Until such time as the Restricted Period in respect of securities of a series shall have terminated, such temporary Global Securities shall be referred to herein as "Temporary Regulation S Global Securities". On or after the termination of the Restricted Period, interests in any Temporary Regulation S Global Security of a series shall be exchangeable for corresponding interests in an unrestricted Regulation S Global Security of the same series (each a "Regulation S Global Security") in fully registered form without interest coupons, with such applicable legends as are provided for in Section 205 and in accordance with the terms established pursuant to Section 301, provided that the beneficial owner of an interest therein delivers to Euroclear or Clearstream a written certification (an "Owner Securities Certification") substantially in the form of Exhibit A-2 hereto.

          (ii) Until such time as the Restricted Period shall have terminated, investors may hold interests in the Regulation S Temporary Global Security only through Euroclear and Clearstream, unless delivery of such beneficial interest upon transfer shall be made through a Restricted Global Security in accordance with the certification requirements discussed below in Section 305.

          (c) Securities of a series offered and sold in their initial distribution in reliance on Rule 144A shall be issued in the form of one or more Global Securities (each, a "Restricted Global Security"), in definitive, fully registered form without interest coupons, with such applicable legends as are provided for in Section 205, except as otherwise permitted herein. Such Global Securities shall be registered in the name of the Depositary or its nominee and deposited with the Trustee, as custodian for the Depositary, duly executed by the Issuer and the Guarantors and authenticated by the Trustee as hereinafter provided for credit to the respective accounts of owners of beneficial interests in such Securities or to such other accounts as they may direct. The aggregate principal amount of a Restricted Global Security of a series may be increased or decreased from time to time by adjustments made on the records of the Trustee, as custodian for the Depositary, in connection with a corresponding decrease or increase in the aggregate principal amount, as hereinafter provided.

          SECTION 202. Form of Trustee's Certificate of Authentication.

          Subject to Section 612, the Trustee's certificate of authentication shall be in substantially the following form:

                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

          Dated: _________________

          This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

                                        CITIBANK, N.A.,

                                        as Trustee


                                        By:
                                            ------------------------------------
                                            Authorized Officer

          SECTION 203. Securities Issuable in Global Form.

          If Securities of or within a series are issuable in global form, as specified as contemplated by Section 301, then, notwithstanding clause (8) of
Section 301, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Issuer Order to be delivered to the Trustee pursuant to Section 303 or
Section 304. Subject to the provisions of Section 303 and, if applicable,
Section 304, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Issuer Order. If a Issuer Order pursuant to Section 303 or Section 304 has been, or simultaneously is, delivered, any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with
Section 102 and need not be accompanied by an Opinion of Counsel.

          The provisions of the last sentence of Section 303 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Issuer and the Issuer delivers to the Trustee the Security in global form together with written instructions (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 303.

          Notwithstanding the provisions of Section 307, unless otherwise specified as contemplated by Section 301, payment of principal of (and premium, if any) and interest, if any, on any Security in permanent global form shall be made to the Person or Persons specified therein.

          Notwithstanding the provisions of Section 309 and except as provided in the preceding paragraph, the Issuer, the Guarantors, the Trustee and any agent of the Issuer, the Guarantors or the Trustee shall treat as the Holder of such principal amount of Outstanding Securities represented by a permanent Global Security (i) in the case of a permanent Global Security in registered form, the Holder of such permanent Global Security in registered form, or (ii) in the case of a permanent Global Security in bearer form, Euroclear or Clearstream.

          SECTION 204. Guarantee by Guarantors; Form of Guarantees.

          Each Guarantor by its execution of this Indenture hereby agrees with each Holder of a Security of each series authenticated and delivered by the Trustee and with the Trustee on behalf of each such Holder, to be unconditionally and irrevocably bound by the terms and provisions of the Guarantee set forth below and authorizes the Trustee to confirm such Guarantee to the Holder of each such Security by its execution and delivery of each such Security, with such Guarantee endorsed thereon, authenticated and delivered by the Trustee.

          Guarantees to be endorsed on the Securities shall, subject to Section 201, be in substantially the form set forth below:

                                    GUARANTEE

                                       OF

                                  [GUARANTOR].

          For value received, [Guarantor], a ______, having its principal executive offices at ______ (herein called the "Guarantor", which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee, for itself and on behalf of each such Holder, the due and punctual payment of the principal of, premium, if any, and interest on such Security and the due and punctual payment of the sinking fund or analogous payments referred to therein, if any, when and as the same shall become due and payable, whether on the Stated Maturity Date, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein and of all amounts owing to the Trustee when and as the same shall become due and payable pursuant to the terms of such Indenture. In case of the failure of Quebecor World Capital ULC, a Nova Scotia unlimited liability company (herein called the "Issuer", which term includes any successor Person under such Indenture), punctually to make any such payment of principal, premium, if any, or interest or any such sinking fund or analogous payment, or payment to the Trustee, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether, with respect to the Securities, on the Stated Maturity Date or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

          The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 1005 of the Indenture.

          The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption thereof, or alter the Stated Maturity Date thereof, or increase the principal amount of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration or the maturity thereof pursuant to Article Five of such Indenture. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund or analogous payment required under such Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of, premium, if any, and interest on Security.

          The Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder or the Trustee by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, and any sinking fund or analogous payments with respect to, the Security upon which this Guarantee is endorsed.

          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.

          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

          Executed and dated the date on the face hereof.

                                        [GUARANTOR]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

          Reference is made to Article Fifteen for further provisions with respect to the Guarantees.

          SECTION 205. Form of Legend for Securities.

          Unless otherwise specified as contemplated by Section 301 for the Securities evidenced thereby, every Security that is a Global Security, a Restricted Security or a Regulation S Security authenticated and delivered hereunder shall bear one or more of the appropriate legends in substantially the following forms, as appropriate:

          [IF THE SECURITY IS A RESTRICTED SECURITY OR A REGULATION S SECURITY, THEN INSERT-

THIS SECURITY [AND THE COMMON SHARES ISSUABLE UPON CONVERSION, REDEMPTION, PURCHASE OR PAYMENT OF THIS SECURITY] HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES, ON ITS OWN BEHALF TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, [IF THE SECURITY IS A RESTRICTED SECURITY, THEN INSERT- PRIOR TO THE DATE (THE "RESALE TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL

ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURUSANT TO CLAUSES
(D) AND (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. [IF THE SECURITY IS A RESTRICTED SECURITY, THEN INSERT-- THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE TERMINATION DATE.]

EACH PURCHASER OF THIS GLOBAL NOTE OR ANY INTEREST HEREIN IS HEREBY NOTIFIED THAT THE SELLER OF THIS GLOBAL NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.]

          [INCLUDE IF SECURITY IS A TEMPORARY REGULATION S GLOBAL SECURITY - THIS SECURITY IS A TEMPORARY REGULATION S GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. EXCEPT IN THE CIRCUMSTANCES DESCRIBED IN
SECTION 304 OF THE INDENTURE, NO TRANSFER OR EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL SECURITY MAY BE MADE FOR AN INTEREST IN THE RESTRICTED GLOBAL SECURITY. NO EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL SECURITY MAY BE MADE FOR AN INTEREST IN THE REGULATION S GLOBAL SECURITY EXCEPT ON OR AFTER THE TERMINATION OF THE DISTRIBUTION COMPLIANCE PERIOD AND UPON DELIVERY OF THE OWNER SECURITIES CERTIFICATION AND THE DEPOSITORY SECURITIES CERTIFICATION RELATING TO SUCH INTEREST IN ACCORDANCE WITH THE TERMS OF THE INDENTURE.]

          [IF THE SECURITY IS A GLOBAL SECURITY, THEN INSERT - THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.]

          [IF THE SECURITY IS A GLOBAL SECURITY AND DTC IS TO BE THE DEPOSITARY THEREFOR, THEN INSERT - UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

                                 ARTICLE THREE

                                 THE SECURITIES

          SECTION 301. Amount Unlimited; Issuable in Series.

          The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

          The Securities may be issued in one or more series and, except as otherwise provided herein, each such series shall be unsecured and shall rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Issuer. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 303, set forth in, or determined in the manner provided in, an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2) and (17) below), if so provided, may be determined from time to time by the Issuer with respect to unissued Securities of the series and set forth in such Securities of the series when issued from time to time):

          (1) the title of the Securities of the series, including CUSIP numbers (which shall distinguish the Securities of the series from all other series of Securities);

          (2) whether there is any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to
     Section 304, 305, 306, 906, 1107 or 1305);

          (3) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities of the series is payable;

          (4) the rate or rates (whether fixed or variable) at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Registered Security on any Interest Payment Date, or the method by which such date or dates shall be determined, the notice, if any, to Holders regarding the determination of interest on a floating rate Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months;

          (5) the place or places, if any, other than or in addition to the Corporate Trust Office, where the principal of (and premium, if any) and interest, if any, on Securities of the series shall be payable, where any Registered Securities of the series may be surrendered for registration of transfer, where Securities of the series may be surrendered for exchange, where Securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and, if different than the location specified in Section 105, the place or places where notices or demands to or upon the Issuer in respect of the Securities of the series and this Indenture may be served, the extent to which, or the manners in which, any interest payment or Additional Amounts on a Global Security on an Interest Payment Date, will be paid and the manner in which any principal of or premium, if any, on any Global Security will be paid;

          (6) the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Issuer, if the Issuer is to have that option;

          (7) the obligation, if any, of the Issuer to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (8) if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any Registered Securities of the series shall be issuable and, if other than denominations of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable;

          (9) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

          (10) if other than the principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion shall be determined;

          (11) if other than Dollars, the Currency in which payment of the principal of (or premium, if any) or interest, if any, on the Securities of the series shall be payable or in which the Securities of the series shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of
     Section 312;

          (12) whether the amount of payments of principal of (or premium, if any) or interest, if any, on the Securities of the series may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

          (13) whether the principal of (or premium, if any) or interest, if any, on the Securities of the series are to be payable, at the election of the Issuer or a Holder thereof, in a Currency other than that in which such Securities are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are denominated or stated to be payable and the Currency in which such Securities are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 312;

          (14) the designation of the initial Exchange Rate Agent, if any;

          (15) whether Sections 1402 and/or 1403 do not apply to the Securities of the series and any provisions in modification of, in addition to or in lieu of any of the provisions of Article Fourteen that shall be applicable to the Securities of the series;

          (16) provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified;

          (17) any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 1012) of the Issuer with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

          (18) (i) whether Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both,
     (ii) any restrictions applicable to the offer, sale or delivery of Bearer Securities, (iii) whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form with or without coupons and, if so, the manner in which Securities in temporary global form may be exchanged for Securities in permanent global form and whether beneficial owners of interests in any such permanent Global Security may exchange such interests for Securities (including certificated definitive Securities) of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 305, (iv) whether (a) Registered Securities of the series may be exchanged for Bearer Securities of the series (if permitted by applicable laws and regulations), (b) Bearer Securities of the series may be exchanged for Registered Securities of such series, (c) Restricted Global Securities of the series may be exchanged for Regulation S Global Securities of the series, (d) Regulation S Global Securities of the series may be exchanged for Restricted Global Securities of the series or (e) Restricted Global Securities of the series may be exchanged for unrestricted Global Securities, and (v) the circumstances under which and the place or places where any such exchanges may be made and if Securities of the series are to be issuable in global form, the identity of any initial depository therefor;

          (19) the date as of which any Bearer Securities of the series and any temporary Global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

          (20) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 304;

          (21) if Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary or Global Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

          (22) if the Securities of the series are to be issued upon the exercise of warrants, the time, manner and place for such Securities to be authenticated and delivered;

          (23) whether the provisions of Section 1005 are not applicable to the Securities of the series and, if so, whether, under what circumstances and the Currency in which the Issuer will pay additional amounts on the Securities of the series to any Holder in respect of any tax, assessment or governmental charge and, if so, whether the Issuer will have the option to redeem such Securities rather than pay such additional amounts (and the terms of any such option);

          (24) if the Securities of the series are to be convertible into or exchangeable for any securities of any Person (including the Issuer), the terms and conditions upon which such Securities will be so convertible or exchangeable;

          (25) if payment of the Securities of the series will be guaranteed by any other Person other than the Guarantors;

          (26) the extent and manner, if any, in which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Issuer;

          (27) whether the provisions of Article Twelve and/or Article Thirteen are applicable to the Securities of the series; and

          (28) any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of the Trust Indenture Act or the provisions of this Indenture).

          All Securities of any one series and the coupons appertaining to any Bearer Securities of such series shall be substantially identical except, in the case of Registered Securities, as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution (subject to Section 303) and set forth in such Officers' Certificate or in any such indenture supplemental hereto. Not all Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series.

          If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the series.

          SECTION 302. Denominations.

          The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 301. With respect to Securities of any series denominated in Dollars, in the absence of any such provisions, the Registered Securities of such series, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Bearer Securities of such series, other than the Bearer Securities issued in global form (which may be of any denomination), shall be issuable in a denomination of $5,000.

          SECTION 303. Execution, Authentication, Delivery and Dating.

          The Securities and any coupons appertaining thereto shall be executed on behalf of the Issuer by its Chairman, its President or a Vice President together with any one of the Secretary or Assistant Secretary and the Treasurer or Assistant Treasurer of the Issuer. The signature of any of these officers on the Securities or coupons may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

          Securities or coupons bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities or coupons.

          At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities of any series together with any coupon appertaining thereto, executed by the Issuer and endorsed by the Guarantors to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Securities; provided, however, that, in connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States or Canada; and provided further that, unless otherwise specified with respect to any series of Securities pursuant to Section 301, a Bearer Security may be delivered in connection with its original issuance only if the Person entitled to receive such Bearer Security shall have furnished a certificate in the form set forth in Exhibit A-1 to this Indenture, dated no earlier than 15 days prior to the earlier of the date on which such Bearer Security is delivered and the date on which any temporary Security first becomes exchangeable for such Bearer Security in accordance with the terms of such temporary Security and this Indenture. If any Security shall be represented by a permanent global Bearer Security, then, for purposes of this Section and Section 304, the notation of a beneficial owner's interest therein upon original issuance of such Security or upon exchange of a portion of a temporary Global Security shall be deemed to be delivery in connection with its original issuance of such beneficial owner's interest in such permanent Global Security. Except as permitted by Section 306, the Trustee shall not authenticate and deliver any Bearer Security unless all appurtenant coupons for interest then matured have been detached and cancelled. If not all the Securities of any series are to be issued at one time and if the Board Resolution or supplemental indenture establishing such series shall so permit, such Issuer Order may set forth procedures acceptable to the Trustee for the issuance of such Securities and determining terms of particular Securities of such series such as interest rate, stated maturity, date of issuance and date from which interest shall accrue.

          In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to TIA Sections 315(a) through 315(d)) shall be fully protected in relying upon, an Opinion or Opinions of Counsel of the Issuer and the Guarantors stating:

          (a) that the form or forms of such Securities and any coupons and the Guarantees have been established in conformity with the provisions of this Indenture;

          (b) that the terms of such Securities and any coupons and the Guarantees have been established in conformity with the provisions of this Indenture;

          (c) that such Securities, together with any coupons appertaining thereto, and the Guarantees when completed by appropriate insertions and executed and delivered by the Issuer and the Guarantors to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Issuer and the Guarantors in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Issuer and the Guarantors, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors' rights, to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of such Securities and any coupons;

          (d) that all laws and requirements in respect of the execution and delivery by the Issuer of such Securities, any coupons, and of the supplemental indentures, if any, and by the Guarantors of such Guarantees and of the supplemental indenture, if any, have been complied with and that authentication and delivery of such Securities and any coupons and the execution and delivery of the supplemental indentures, if any, by the Trustee will not violate the terms of the Indenture;

          (e) that each of the Issuer and the Guarantors has the corporate power to issue such Securities and any coupons and the Guarantees, respectively, and has duly taken all necessary corporate action with respect to such issuance; and

          (f) that the issuance of such Securities and any coupons and the Guarantees will not contravene the articles of incorporation or by-laws of the Issuer or any Guarantor or result in any violation of any of the terms or provisions of any law or regulation or of any indenture, mortgage or other agreement known to such Counsel by which the Issuer or the Guarantors are bound.

          Notwithstanding the provisions of Section 301 and of the preceding two paragraphs, if not all the Securities of any series are to be issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 301 or the Issuer Order and Opinion of Counsel otherwise required pursuant to the preceding two paragraphs prior to or at the time of issuance of each Security, but such documents shall be delivered prior to or at the time of issuance of the first Security of such series.

          The Trustee shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

          Each Registered Security shall be dated the date of its authentication and each Bearer Security shall be dated as of the date specified as contemplated by Section 301.

          No Security or coupon or Guarantee endorsed thereon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Security to the Trustee for cancellation as provided in Section 310 together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Issuer, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

          SECTION 304. Temporary Securities.

          Pending the preparation of definitive Securities of any series, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form or, if authorized, in bearer form with one or more coupons or without coupons, having endorsed thereon Guarantees executed by the Guarantors, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

          Except in the case of temporary Securities in global form (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Securities of any series are issued, the Issuer will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Issuer in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series (accompanied by any unmatured coupons appertaining thereto), the Issuer and the Guarantors shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations; provided, however, that no definitive Bearer Security shall be delivered in exchange for a temporary Registered Security; and provided further that a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth in Section 303. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

          If temporary Securities of any series are issued in global form, any such temporary Global Security shall, unless otherwise provided therein, be delivered to the London, England office of a depositary or common depositary (the "Common Depositary"), for the benefit of Euroclear and Clearstream, for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

          Without unnecessary delay but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary Global Security (the "Exchange Date"), the Issuer shall deliver to the Trustee definitive Securities, in aggregate principal amount equal to the principal amount of such temporary Global Security, executed by the Issuer, having endorsed thereon Guarantees executed by the Guarantors. On or after the Exchange Date such temporary Global Security shall be surrendered by the Common Depositary to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive

Securities without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary Global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary Global Security to be exchanged. The definitive Securities to be delivered in exchange for any such temporary Global Security shall be in bearer form, registered form, permanent global bearer form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 301, and, if any combination thereof is so specified, as requested by the beneficial owner thereof; provided, however, that, unless otherwise specified in such temporary Global Security, upon such presentation by the Common Depositary, such temporary Global Security is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by Euroclear as to the portion of such temporary Global Security held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date and signed by Clearstream as to the portion of such temporary Global Security held for its account then to be exchanged, each in the form set forth in Exhibit A-3 to this Indenture (a "Depository Securities Certification") (or in such other form as may be established pursuant to Section 301); and provided further that definitive Bearer Securities shall be delivered in exchange for a portion of a temporary Global Security only in compliance with the requirements of Section 303.

          Unless otherwise specified in such temporary Global Security, the interest of a beneficial owner of Securities of a series in a temporary Global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs Euroclear or Clearstream, as the case may be, to request such exchange on his behalf and delivers to Euroclear or Clearstream, as the case may be, a certificate in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301), dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of Euroclear and Clearstream, the Trustee, any Authenticating Agent appointed for such series of Securities and each Paying Agent. Unless otherwise specified in such temporary Global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary Global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Securities in person at the offices of Euroclear or Clearstream. Definitive Securities in bearer form to be delivered in exchange for any portion of a temporary Global Security shall be delivered only outside the United States and Canada.

          Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on a temporary Global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and Clearstream on such Interest Payment Date upon delivery by Euroclear and Clearstream to the Trustee of a certificate or certificates in the form set forth in Exhibit A-3 to this Indenture (or in such other form as may be established pursuant to Section 301), for credit without further interest thereon on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary Global Security on such Interest Payment Date and who have each delivered to

Euroclear or Clearstream, as the case may be, a certificate dated no earlier than 15 days prior to the Interest Payment Date occurring prior to such Exchange Date in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301). Notwithstanding anything to the contrary herein contained, the certifications made pursuant to this paragraph shall satisfy the certification requirements of the preceding two paragraphs of this Section and of the third paragraph of Section 303 of this Indenture and the interests of the Persons who are the beneficial owners of the temporary Global Security with respect to which such certification was made will be exchanged for definitive Securities of the same series and of like tenor on the Exchange Date or the date of certification if such date occurs after the Exchange Date, without further act or deed by such beneficial owners. Except as otherwise provided in this paragraph, no payments of principal (or premium, if any) or interest, if any, owing with respect to a beneficial interest in a temporary Global Security will be made unless and until such interest in such temporary Global Security shall have been exchanged for an interest in a definitive Security. Any interest so received by Euroclear and Clearstream and not paid as herein provided shall be returned to the Trustee no later than one month prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Issuer in accordance with Section 1003.

          SECTION 305. Registration, Registration of Transfer and Exchange.

          The Issuer shall cause to be kept at the Corporate Trust Office of the Trustee a register for each series of Securities (the registers maintained in the Corporate Trust Office of the Trustee and in any other office or agency of the Issuer in a Place of Payment being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Registered Securities and of transfers of Registered Securities. The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. At all reasonable times, the Security Register shall be open to inspection by the Trustee. The Trustee is hereby initially appointed as security registrar (the "Security Registrar") for the purpose of registering Registered Securities and transfers of Registered Securities as herein provided. The Issuer shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided that, no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Issuer and shall have accepted such appointment by the Issuer. In the event that the Trustee shall not be or shall cease to be the Security Registrar with respect to a series of Securities, it shall have the right to examine the Security Register for such series at all reasonable times. There shall be only one Security Register for such series of Securities.

          Upon surrender for registration of transfer of any Registered Security of any series at the office or agency in a Place of Payment for that series, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee, one or more new Registered Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor and having endorsed thereon Guarantees executed by the Guarantors.

          At the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor, upon surrender of the Registered Securities to be exchanged at such office or agency. Whenever any Registered Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Registered Securities, and the Guarantors shall execute the Guarantees endorsed thereon, which the Holder making the exchange is entitled to receive. Unless otherwise specified with respect to any series of Securities as contemplated by Section 301, Bearer Securities may not be issued in exchange for Registered Securities.

          If (but only if) expressly permitted in or pursuant to the applicable Board Resolution and (subject to Section 303) set forth in the applicable Officers' Certificate, or in any indenture supplemental hereto, delivered as contemplated by Section 301, at the option of the Holder, Bearer Securities of any series may be exchanged for Registered Securities of the same series of any authorized denomination and of a like aggregate principal amount and tenor, upon surrender of the Bearer Securities to be exchanged at any such office or agency, with all unmatured coupons and all matured coupons in default thereto appertaining. If the Holder of a Bearer Security is unable to produce any such unmatured coupon or coupons or matured coupon or coupons in default, any such permitted exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Issuer in an amount equal to the face amount of such missing coupon or coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to any Paying Agent any such missing coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by coupons shall be payable only upon presentation and surrender of those coupons at an office or agency located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such office or agency in a permitted exchange for a Registered Security of the same series and like tenor after the close of business at such office or agency on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the coupon relating to such Interest Payment Date or proposed date for payment, as the case may be, and interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the provisions of this Indenture.

          Whenever any Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive, and the Guarantors shall execute the Guarantees endorsed thereon.

          Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 301, any permanent Global Security shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a permanent Global Security is entitled to exchange such interest for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 301 and provided that any applicable notice provided in the permanent Global Security shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Issuer shall deliver to the Trustee definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner's interest in such permanent Global Security, executed by the Issuer and having Guarantees executed by the Guarantors endorsed thereon. On or after the earliest date on which such interests may be so exchanged, such permanent Global Security shall be surrendered by the Common Depositary or such other depositary as shall be specified in the Issuer Order with respect thereto to the Trustee, as the Issuer's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent Global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent Global Security to be exchanged which, unless the Securities of the series are not issuable both as Bearer Securities and as Registered Securities, as specified as contemplated by Section 301, shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, as shall be specified by the beneficial owner thereof; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date if the Security for which exchange is requested may be among those selected for redemption; and provided, further, that no Bearer Security delivered in exchange for a portion of a permanent Global Security shall be mailed or otherwise delivered to any location in the United States or Canada. If a Registered Security is issued in exchange for any portion of a permanent Global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent Global Security is payable in accordance with the provisions of this Indenture.

          If at any time the Depositary for Securities of a series notifies the Issuer that it is unwilling, unable or no longer qualifies to continue as Depositary for Securities of such series or if at any time the Depositary for Securities of such series shall no longer be registered or in good standing under the Exchange Act, if required to be so registered, or other applicable statute or regulation, the Issuer shall appoint a successor depositary with respect to the Securities for such series. If a successor to the Depositary for Securities is not appointed by the Issuer within 120 days after the Issuer receives such notice or becomes aware of such condition, as the case may be, the Issuer's election pursuant to Section 301 shall no longer be effective with respect to the Securities of such series and the Issuer will execute, and the Trustee, upon receipt of a Issuer Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing such series in exchange for such Global Security or Securities.

          The Issuer may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more Global Securities shall no longer be represented by such Global Security or Securities. In such event the Issuer will execute, and the Trustee, upon receipt of a Issuer Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing such series in exchange for such Global Security or Securities.

          Upon the exchange of a Global Security for Securities in definitive registered form, such Global Security shall be cancelled by the Trustee. Securities issued in exchange for a Global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the depositary for such Global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee in writing. The Trustee shall deliver such Securities to the persons in whose names such Securities are so registered.

          All Securities and Guarantees issued upon any registration of transfer or exchange of Securities and Guarantees shall be the valid obligations of the Issuer and each Guarantor, respectively, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities and the Guarantees surrendered upon such registration of transfer or exchange.

          Every Registered Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

          No service charge shall be made for any registration of transfer or exchange of Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906, 1107 or 1305 not involving any transfer.

          The Issuer shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that series under Section 1103 or 1203 and ending at the close of business on
(A) if Securities of the series are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor; provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

          SECTION 306. Mutilated, Destroyed, Lost and Stolen Securities.

          If any mutilated Security or a Security with a mutilated coupon appertaining to it is surrendered to the Trustee, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount having endorsed thereon Guarantees executed by the Guarantors and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security, or, in case any such mutilated Security or coupon has become due and payable, the Issuer in its discretion may, instead of issuing a new Security, with coupons corresponding to the coupons, if any, appertaining to the surrendered Security, pay such Security or coupon.

          If there shall be delivered to the Issuer and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security or coupon and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Security or coupon has been acquired by a bona fide purchaser, the Issuer shall execute and upon Issuer Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security or in exchange for the Security for which a destroyed, lost or stolen coupon appertains (with all appurtenant coupons not destroyed, lost or stolen), a new Security of the same series and of like tenor and principal amount having endorsed thereon Guarantees executed by the Guarantors and bearing a number not contemporaneously outstanding, with coupons corresponding to the coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen coupon appertains.

          Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security or coupon has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Security, with coupons corresponding to the coupons, if any, appertaining to such mutilated, destroyed, lost or stolen Security or to the Security to which such mutilated, destroyed, lost or stolen coupon appertains, pay such Security or coupon; provided, however, that payment of principal of (and premium, if any) and interest, if any, on Bearer Securities shall, except as otherwise provided in Section 1002, be payable only at an office or agency located outside the United States and Canada and, unless otherwise specified as contemplated by Section 301, any interest on Bearer Securities shall be payable only upon presentation and surrender of the coupons appertaining thereto.

          Upon the issuance of any new Security under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

          Every new Security of any series with its coupons, if any, and the Guarantee endorsed thereon, issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security or in exchange for a Security to which a mutilated, destroyed, lost or stolen coupon appertains, shall constitute a contractual obligation of the Issuer and each Guarantor, respectively, whether or not the mutilated, destroyed, lost or stolen Security and its coupons, if any, or the mutilated, destroyed, lost or stolen coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series and their coupons, if any, duly issued hereunder.

          The provisions of this Section, as amended or supplemented pursuant to this Indenture with respect to particular Securities or generally, are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons.

          SECTION 307. Payment of Interest; Interest Rights Preserved; Optional Interest Reset.

          (a) Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest, if any, on any Registered Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Issuer maintained for such purpose pursuant to Section 1002; provided, however, that each installment of the principal of (and premium, if any) and interest, if any, on any Registered Security may at the Issuer's option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 309, to the address of such Person as it appears on the Security Register or (ii) wire transfer to an account located in the United States maintained by the Trustee, for further transfer by the Trustee to the appropriate payee on the Interest Payment Date.

          Unless otherwise provided as contemplated by Section 301 with respect to the Securities of any series, payment of interest, if any, may be made, in the case of a Bearer Security, by transfer to an account located outside the United States and Canada maintained by the payee, upon presentation and surrender of the coupons appertaining thereto.

          Unless otherwise provided as contemplated by Section 301, every permanent Global Security will provide that interest, if any, payable on any Interest Payment Date will be paid to each of Euroclear and Clearstream with respect to that portion of such permanent Global Security held for its account by the Common Depositary, for the purpose of permitting each of Euroclear and Clearstream to credit the interest, if any, received by it in respect of such permanent Global Security to the accounts of the beneficial owners thereof.

          Any interest on any Registered Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such defaulted interest and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities of such series (such defaulted interest and, if applicable, interest thereon herein collectively called "Defaulted Interest") may be paid by the Issuer, at its election in each case, as provided in clause (1) or (2) below:

          (1) The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Registered Security of such series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in
     Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

          (2) The Issuer may make payment of any Defaulted Interest on the Registered Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

          (b) The provisions of this Section 307(b) may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301). The interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) on any Security of such series may be reset by the Issuer on the date or dates specified on the face of such Security (each an "Optional Reset Date"). The Issuer may exercise such option with respect to such Security by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to an Optional Reset Date for such Note, which notice shall specify the information to be included in the Reset Notice (as defined). Not later than 40 days prior to each Optional Reset Date, the Trustee shall transmit, in the manner provided for in Section 106, to the Holder of any such Security a notice (the "Reset Notice") indicating whether the Issuer has elected to reset the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable), and if so (i) such new interest rate (or such new spread or spread multiplier, if applicable) and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or if there is no such next Optional Reset Date, to the Stated Maturity Date of such Security (each such period a "Subsequent Interest Period"), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Subsequent Interest Period.

          Notwithstanding the foregoing, not later than 20 days prior to the Optional Reset Date, the Issuer may, at its option, revoke the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) provided for in the Reset Notice and establish an interest rate (or a spread or spread multiplier used to calculate such interest rate, if applicable) that is higher than the interest rate (or the spread or spread multiplier, if applicable) provided for in the Reset Notice, for the Subsequent Interest Period by causing the Trustee to transmit, in the manner provided for in Section 106, notice of such higher interest rate (or such higher spread or spread multiplier, if applicable) to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) is reset on an Optional Reset Date, and with respect to which the Holders of such Securities have not tendered such Securities for repayment (or have validly revoked any such tender) pursuant to the next succeeding paragraph, will bear such higher interest rate (or such higher spread or spread multiplier, if applicable).

          The Holder of any such Security will have the option to elect repayment by the Issuer of the principal of such Security on each Optional Reset Date at a price equal to the principal amount thereof plus interest accrued to such Optional Reset Date. In order to obtain repayment on an Optional Reset Date, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to such Optional Reset Date and except that, if the Holder has tendered any Security for repayment pursuant to the Reset Notice, the Holder may, by written notice to the Trustee, revoke such tender or repayment until the close of business on the tenth day before such Optional Reset Date.

          Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

          SECTION 308. Optional Extension of Stated Maturity.

          The provisions of this Section 308 may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301). The Stated Maturity of any Security of such series may be extended at the option of the Issuer for the period or periods specified on the face of such Security (each an "Extension Period") up to but not beyond the date (the "Final Maturity") set forth on the face of such Security. The Issuer may exercise such option with respect to any Security by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to the Stated Maturity of such Security in effect prior to the exercise of such option (the "Original Stated Maturity"). If the Issuer exercises such option, the Trustee shall transmit, in the manner provided for in Section 106, to the Holder of such Security not later than 40 days prior to the

Original Stated Maturity a notice (the "Extension Notice") indicating (i) the election of the Issuer to extend the Stated Maturity, (ii) the new Stated Maturity, (iii) the interest rate, if any, applicable to the Extension Period and (iv) the provisions, if any, for redemption during such Extension Period. Upon the Trustee's transmittal of the Extension Notice, the Stated Maturity of such Security shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Security will have the same terms as prior to the transmittal of such Extension Notice.

          Notwithstanding the foregoing, not later than 20 days before the Original Stated Maturity of such Security, the Issuer may, at its option, revoke the interest rate provided for in the Extension Notice and establish a higher interest rate for the Extension Period by causing the Trustee to transmit, in the manner provided for in Section 106, notice of such higher interest rate to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the Stated Maturity is extended will bear such higher interest rate.

          If the Issuer extends the Maturity of any Security, the Holder will have the option to elect repayment of such Security by the Issuer on the Original Stated Maturity at a price equal to the principal amount thereof, plus interest accrued to such date. In order to obtain repayment on the Original Stated Maturity once the Issuer has extended the Maturity thereof, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders, except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to the Original Stated Maturity and except that, if the Holder has tendered any Security for repayment pursuant to an Extension Notice, the Holder may by written notice to the Trustee revoke such tender for repayment until the close of business on the tenth day before the Original Stated Maturity.

          SECTION 309. Persons Deemed Owners.

          Prior to due presentment of a Registered Security for registration of transfer, the Issuer, the Guarantors the Trustee and any agent of any of the foregoing may treat the Person in whose name such Registered Security is registered as the owner of such Registered Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Sections 305 and 307) interest, if any, on such Security and for all other purposes whatsoever (other than withholding tax and the obligations under Section 1005), whether or not such Security be overdue, and none of the Issuer, the Guarantors, the Trustee or any agent of any of the foregoing shall be affected by notice to the contrary.

          Title to any Bearer Security and any coupons appertaining thereto shall pass by delivery. The Issuer, the Guarantors, the Trustee and any agent of any of the foregoing may treat the bearer of any Bearer Security and the bearer of any coupon as the absolute owner of such Security or coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not such Security or coupons be overdue, and none of the Issuer, the Guarantors, the Trustee or any agent of any of the foregoing shall be affected by notice to the contrary.

          None of the Issuer, the Guarantors, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

          Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent the Issuer, the Trustee, or any agent of any of the foregoing from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such Global Security or impair, as between such depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such Global Security.

          SECTION 310. Cancellation.

          All Securities and coupons surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities and coupons so delivered to the Trustee shall be promptly cancelled by it. The Issuer or a Guarantor may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Issuer or such Guarantor may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Issuer has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their disposal delivered to the Issuer unless by Issuer Order the Issuer shall direct that cancelled Securities be returned to it.

          SECTION 311. Computation of Interest.

          Except as otherwise specified as contemplated by Section 301 with respect to any Securities, interest, if any, on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Security for any period in any calendar year (the "calculation period") is equivalent, is the rate payable under a Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

          SECTION 312. Currency and Manner of Payments in Respect of Securities.

          (a) With respect to Registered Securities of any series not permitting the election provided for in paragraph (b) below or the Holders of which have not made the election provided for in paragraph (b) below, and with respect to Bearer Securities of any series, except as provided in paragraph (d) below, payment of the principal of (and premium, if any) and interest, if any, on any Registered or Bearer Security of such series will be made in the Currency in which such Registered Security or Bearer Security, as the case may be, is payable. The provisions of this Section 312 may be modified or superseded with respect to any Securities pursuant to Section 301.

          (b) It may be provided pursuant to Section 301 with respect to Registered Securities of any series that Holders shall have the option, subject to paragraphs (d) and (e) below, to receive payments of principal of (or premium, if any) or interest, if any, on such Registered Securities in any of the Currencies which may be designated for such election by delivering to the Trustee a written election with signature guarantees and in the applicable form established pursuant to Section 301, not later than the close of business on the Election Date immediately preceding the applicable payment date. If a Holder so elects to receive such payments in any such Currency, such election will remain in effect for such Holder or any transferee of such Holder until changed by such Holder or such transferee by written notice to the Trustee (but any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date and no such change of election may be made with respect to payments to be made on any Registered Security of such series with respect to which an Event of Default has occurred or with respect to which the Issuer has deposited funds pursuant to Article Four or Fourteen or with respect to which a notice of redemption has been given by the Issuer or a notice of option to elect repayment has been sent by such Holder or such transferee). Any Holder of any such Registered Security who shall not have delivered any such election to the Trustee not later than the close of business on the applicable Election Date will be paid the amount due on the applicable payment date in the relevant Currency as provided in Section 312(a). The Trustee shall notify the Exchange Rate Agent as soon as practicable after the Election Date of the aggregate principal amount of Registered Securities for which Holders have made such written election.

          (c) Unless otherwise specified pursuant to Section 301, if the election referred to in paragraph (b) above has been provided for pursuant to
Section 301, then, unless otherwise specified pursuant to Section 301, not later than the fourth Business Day after the Election Date for each payment date for Registered Securities of any series, the Exchange Rate Agent will deliver to the Issuer a written notice specifying, in the Currency in which Registered Securities of such series are payable, the respective aggregate amounts of principal of (and premium, if any) and interest, if any, on the Registered Securities to be paid on such payment date, specifying the amounts in such Currency so payable in respect of the Registered Securities as to which the Holders of Registered Securities of such series shall have elected to be paid in another Currency as provided in paragraph (b) above. If the election referred to in paragraph (b) above has been provided for pursuant to Section 301 and if at least one Holder has made such election, then, unless otherwise specified pursuant to Section 301, on the second Business Day preceding such payment date the Issuer will deliver to the Trustee for such series of Registered Securities an Exchange Rate Officer's Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date. Unless otherwise specified pursuant to Section 301, the Dollar or Foreign Currency amount receivable by Holders of Registered Securities who have elected payment in a Currency as provided in paragraph (b) above shall be determined by the Issuer on the basis of the applicable Market Exchange Rate in effect on the third Business Day (the "Valuation Date") immediately preceding each payment date, and such determination shall be conclusive and binding for all purposes, absent manifest error.

          (d) If a Conversion Event occurs with respect to a Foreign Currency in which any of the Securities are denominated or payable other than pursuant to an election provided for pursuant to paragraph (b) above, then with respect to each date for the payment of principal of (and premium, if any) and interest, if any, on the applicable Securities denominated or payable in such Foreign Currency occurring after the last date on which such Foreign Currency was used (the "Conversion Date"), the Dollar shall be the Currency of payment for use on each such payment date. Unless otherwise specified pursuant to Section 301, the Dollar amount to be paid by the Issuer to the Trustee and by the Trustee or any Paying Agent to the Holders of such Securities with respect to such payment date shall be, in the case of a Foreign Currency other than a currency unit, the Dollar Equivalent of the Foreign Currency or, in the case of a currency unit, the Dollar Equivalent of the Currency Unit, in each case as determined by the Exchange Rate Agent in the manner provided in paragraph (f) or (g) below.

          (e) Unless otherwise specified pursuant to Section 301, if the Holder of a Registered Security denominated in any Currency shall have elected to be paid in another Currency as provided in paragraph (b) above, and a Conversion Event occurs with respect to such elected Currency, such Holder shall receive payment in the Currency in which payment would have been made in the absence of such election; and if a Conversion Event occurs with respect to the Currency in which payment would have been made in the absence of such election, such Holder shall receive payment in Dollars as provided in paragraph (d) above.

          (f) The "Dollar Equivalent of the Foreign Currency" shall be determined by the Exchange Rate Agent and shall be obtained for each subsequent payment date by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Conversion Date.

          (g) The "Dollar Equivalent of the Currency Unit" shall be determined by the Exchange Rate Agent and subject to the provisions of paragraph (h) below shall be the sum of each amount obtained by converting the Specified Amount of each Component Currency into Dollars at the Market Exchange Rate for such Component Currency on the Valuation Date with respect to each payment.

          (h) For purposes of this Section 312 the following terms shall have the following meanings:

          A "Component Currency" shall mean any Currency which, on the Conversion Date, was a component currency of the relevant currency unit, including, but not limited to, the Euro.

          A "Specified Amount" of a Component Currency shall mean the number of units of such Component Currency or fractions thereof which were represented in the relevant currency unit, including, but not limited to, the Euro, on the Conversion Date. If after the Conversion Date the official unit of any Component Currency is altered by way of combination or subdivision, the Specified Amount of such Component Currency shall be divided or multiplied in the same proportion. If after the Conversion Date two or more Component Currencies are consolidated into a single currency, the respective Specified Amounts of such Component Currencies shall be replaced by an amount in such single

     Currency equal to the sum of the respective Specified Amounts of such consolidated Component Currencies expressed in such single Currency, and such amount shall thereafter be a Specified Amount and such single Currency shall thereafter be a Component Currency. If after the Conversion Date any Component Currency shall be divided into two or more currencies, the Specified Amount of such Component Currency shall be replaced by amounts of such two or more currencies, having an aggregate Dollar Equivalent value at the Market Exchange Rate on the date of such replacement equal to the Dollar Equivalent value of the Specified Amount of such former Component Currency at the Market Exchange Rate immediately before such division and such amounts shall thereafter be Specified Amounts and such currencies shall thereafter be Component Currencies. If, after the Conversion Date of the relevant currency unit, including, but not limited to, the Euro, a Conversion Event (other than any event referred to above in this definition of "Specified Amount") occurs with respect to any Component Currency of such currency unit and is continuing on the applicable Valuation Date, the Specified Amount of such Component Currency shall, for purposes of calculating the Dollar Equivalent of the Currency Unit, be converted into Dollars at the Market Exchange Rate in effect on the Conversion Date of such Component Currency.

          "Election Date" shall mean the date for any series of Registered Securities as specified pursuant to clause (13) of Section 301 by which the written election referred to in paragraph (b) above may be made.

          All decisions and determinations of the Exchange Rate Agent regarding the Dollar Equivalent of the Foreign Currency, the Dollar Equivalent of the Currency Unit, the Market Exchange Rate and changes in the Specified Amounts as specified above shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Issuer, the Trustee and all Holders of such Securities denominated or payable in the relevant Currency. The Exchange Rate Agent shall promptly give written notice to the Issuer and the Trustee of any such decision or determination.

          In the event that the Issuer determines in good faith that a Conversion Event has occurred with respect to a Foreign Currency, the Issuer will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 106 to the affected Holders) specifying the Conversion Date. In the event the Issuer so determines that a Conversion Event has occurred with respect to the Euro or any other currency unit in which Securities are denominated or payable, the Issuer will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 106 to the affected Holders) specifying the Conversion Date and the Specified Amount of each Component Currency on the Conversion Date. In the event the Issuer determines in good faith that any subsequent change in any Component Currency as set forth in the definition of Specified Amount above has occurred, the Issuer will similarly give written notice to the Trustee and the Exchange Rate Agent.

          The Trustee shall be fully justified and protected in relying and acting upon information received by it from the Issuer and the Exchange Rate Agent and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Issuer or the Exchange Rate Agent.

          SECTION 313. Appointment and Resignation of Successor Exchange Rate Agent.

          (a) Unless otherwise specified pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of this Indenture, then the Issuer will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent. The Issuer will cause the Exchange Rate Agent to make the necessary foreign exchange determinations at the time and in the manner specified pursuant to Section 301 for the purpose of determining the applicable rate of exchange and, if applicable, for the purpose of converting the issued Currency into the applicable payment Currency for the payment of principal (and premium, if any) and interest, if any, pursuant to Section 312.

          (b) No resignation of the Exchange Rate Agent and no appointment of a successor Exchange Rate Agent pursuant to this Section shall become effective until the acceptance of appointment by the successor Exchange Rate Agent as evidenced by a written instrument delivered to the Issuer and the Trustee.

          (c) If the Exchange Rate Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Exchange Rate Agent for any cause with respect to the Securities of one or more series, the Issuer, by or pursuant to a Board Resolution, shall promptly appoint a successor Exchange Rate Agent or Exchange Rate Agents with respect to the Securities of that or those series (it being understood that any such successor Exchange Rate Agent may be appointed with respect to the Securities of one or more or all of such series and that, unless otherwise specified pursuant to
Section 301, at any time there shall only be one Exchange Rate Agent with respect to the Securities of any particular series that are originally issued by the Issuer on the same date and that are initially denominated and/or payable in the same Currency).

          SECTION 314. Global Securities.

          Neither the Trustee nor any Agent shall have any responsibility for any actions taken or not taken by the Depositary.

          SECTION 315. CUSIP Numbers.

          The Issuer in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer will promptly notify the Trustee in writing of any change in the "CUSIP" numbers.

                                  ARTICLE FOUR

                           SATISFACTION AND DISCHARGE

          SECTION 401. Satisfaction and Discharge of Indenture.

          This Indenture shall upon Issuer Request cease to be of further effect with respect to any series of Securities specified in such Issuer Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series expressly provided for herein or pursuant hereto and any right to receive Additional Amounts as contemplated by Section 1005) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

          (1) either

               (A) all Securities of such series theretofore authenticated and delivered and all coupons, if any, appertaining thereto (other than (i) coupons appertaining to Bearer Securities surrendered for exchange for Registered Securities and maturing after such exchange, whose surrender is not required or has been waived as provided in Section 305, (ii) Securities and coupons of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, (iii) coupons appertaining to Securities called for redemption and maturing after the relevant Redemption Date, whose surrender has been waived as provided in Section 1106, and (iv) Securities and coupons of such series for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Issuer and thereafter repaid to the Issuer, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

               (B) all Securities of such series and, in the case of (i) or (ii) below, any coupons appertaining thereto not theretofore delivered to the Trustee for cancellation

                    (i) have become due and payable, or

                    (ii) will become due and payable at their Stated Maturity
               within one year, or

                    (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer,

          and the Issuer, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the Currency in which the Securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

          (2) the Issuer or a Guarantor has paid or caused to be paid all other sums payable hereunder by the Issuer or such Guarantor, as the case may be, and

          (3) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

          Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 607, the obligations of the Trustee to any Authenticating Agent under Section 612 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 and the obligations of the Guarantors under Section 1005 shall survive such satisfaction and discharge.

          SECTION 402. Application of Trust Money.

          Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities, the coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

                                  ARTICLE FIVE

                                    REMEDIES

          SECTION 501. Events of Default.

          "Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is specifically deleted or modified in or pursuant to a supplemental indenture, Board Resolution or Officers' Certificate establishing the terms of such series pursuant to Section 301 of this Indenture:

          (1) default in the payment of the principal of (or premium, if any, on) any Security of that series at its Maturity; or

          (2) default in the payment of any interest or Additional Amounts on any Security of that series, or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

          (3) failure by the Issuer or any Guarantor to comply with the provisions of Section 1014 or Article Eight hereof; or

          (4) default in the deposit of any sinking fund payment, if, when and as due by the terms of the Securities of that series and Article Twelve; or

          (5) default in the performance, or breach, of any covenant or warranty of the Issuer or the Guarantors in this Indenture in respect of the Securities of that series (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in this Section), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Issuer and Quebecor World by the Trustee or to the Issuer, Quebecor World and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities affected thereby, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

          (6) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, indebtedness for borrowed money of the Guarantors, the Issuer or any Subsidiary of the Guarantor having an aggregate principal amount outstanding in excess of the greater of $50,000,000 and 5% of Consolidated Net Tangible Assets of the Guarantor; or

          (7) a final judgment or order or final judgments or orders for the payment of money are entered against the Issuer, any of the Guarantors or any of their respective Subsidiaries in an uninsured or unindemnified aggregate amount in excess of the greater of $50,000,000 and 5% of Consolidated Net Tangible Assets of the Guarantor by a court or courts of competent jurisdiction, which judgments or orders are not discharged, waived, stayed, satisfied or bonded within a period (during which execution will not be effectively stayed) of 60 consecutive days after the right to appeal all such judgments or orders has expired; or

          (8) the Issuer or a Guarantor or any Significant Subsidiary of Quebecor World, or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World, pursuant to or under or within the meaning of any Bankruptcy Law:

               (i) commences a voluntary case or proceeding or gives notice of intention to make a proposal under any Bankruptcy Law;

               (ii) consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it or, in the case of the Issuer or a Guarantor, consents to its dissolution or winding up;

               (iii) consents to the appointment of a Custodian of it or for any substantial part of its property;

               (iv) makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

               (v) admits in writing its inability to pay its debts as they become due or otherwise admits its insolvency;

               (vi) files a petition in bankruptcy or an answer or consent seeking reorganization or relief;

               (vii) consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian; or

               (viii) seeks a stay of proceedings against it or proposes or gives notice of intention to propose a compromise, arrangement or reorganization of any of its debts or obligations under any Bankruptcy Law; or

          (9) a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Issuer or a Guarantor or any Significant Subsidiary of Quebecor World, or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World, and such Bankruptcy Order remains unstayed and in effect for 15 consecutive days; or

          (10) a Custodian shall be appointed out of court with respect to the Issuer or a Guarantor or any Significant Subsidiary of Quebecor World, or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World, or with respect to all or any substantial part of the property of the Issuer or a Guarantor or any Significant Subsidiary of Quebecor World, or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World, or any encumbrancer shall take possession of all or any substantial part of the property of the Issuer or a Guarantor or any Significant Subsidiary of Quebecor World, or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World; or

          (11) any Guarantee of the Securities by Quebecor World or a Significant Subsidiary of Quebecor World (or any group of Subsidiaries of Quebecor World that, taken together, would constitute a Significant Subsidiary of Quebecor World) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its guarantee; or

          (12) any other Event of Default provided with respect to Securities of that series.


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

          "Bankruptcy Law" means the Federal Bankruptcy Code, Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other Canadian federal or provincial law or the law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors. "Custodian" means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law or any other Person with like powers. "Bankruptcy Order" means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor's property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

          SECTION 502. Acceleration of Maturity; Rescission and Annulment.

          In the case of an Event of Default described in clause (8), (9) or
(10) of Section 501 with respect to Securities of any series at the time Outstanding occurs and is continuing, all Outstanding Securities of that series will become due and payable immediately without further action or notice. If an Event of Default other than those described in clause (8), (9) or (10) of
Section 501 with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all of the Securities of that series and all interest thereon to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable.

          At any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:

          (1) the Issuer or the Guarantors have paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)),

               (A) all overdue interest, if any, on all Outstanding Securities of that series (or of all series, as the case may be) and any related coupons,

               (B) all unpaid principal of (and premium, if any) any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such Securities,


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

               (C) interest on overdue interest, if any, at the rate or rates prescribed therefor in such Securities, and

               (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

          (2) all Events of Default with respect to Securities of that series (or of all series, as the case may be), other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series (or of all series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

          SECTION 503. Collection of Indebtedness and Suits for Enforcement by Trustee.

          The Issuer covenants that if:

          (1) default is made in the payment of any installment of interest on any Security and any related coupon when such interest becomes due and payable and such default continues for a period of 30 days, or

          (2) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

then the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Securities and coupons, the whole amount then due and payable on such Securities and coupons for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

          If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer, the Guarantors or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer, the Guarantors or any other obligor upon such Securities, wherever situated.

          If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any


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

covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

          SECTION 504. Trustee May File Proofs of Claim.

          In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer, a Guarantor or any other obligor upon the Securities or the property of the Issuer, a Guarantor or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer or a Guarantor for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

          (i) to file a proof of claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Securities or Indexed Securities as may be specified in the terms of such series, and interest, if any, owing and unpaid in respect of the Securities or the Guarantees and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

          (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

          Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

          SECTION 505. Trustee May Enforce Claims Without Possession of Securities.

          All rights of action and claims under this Indenture, the Securities or coupons or the Guarantees may be prosecuted and enforced by the Trustee without the possession of any of the Securities or coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities and coupons in respect of which such judgment has been recovered.

          SECTION 506. Application of Money Collected.

          Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the Securities or coupons, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

          First: To the payment of all amounts due the Trustee under Section
607;

          Second: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Securities and coupons in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities and coupons for principal (and premium, if any) and interest, if any, respectively; and

          Third: The balance, if any, to the Person or Persons entitled thereto.

          SECTION 507. Limitation on Suits.

          No Holder of any Security of any series or any related coupons shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities or the Guarantees, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

          (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

          (2) the Holders of not less than 25% in principal amount of the Outstanding Securities of all series affected by such Event of Default (determined as provided in Section 502 and as one class), shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

          (3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

          (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Securities of all series affected by such Event of Default (determined as provided in Section 502 and as one class);

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Outstanding Securities of such affected series, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Outstanding Securities of such affected series.

          SECTION 508. Unconditional Right of Holders to Receive Principal, Premium and Interest.

          Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Fourteen) and in such Security, of the principal of (and premium, if any) and (subject to Section 307) interest, if any, on, such Security or payment of such coupon on the respective Stated Maturities expressed in such Security or coupon (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

          SECTION 509. Restoration of Rights and Remedies.

          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors, the Trustee and the Holders of Securities and coupons shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

          SECTION 510. Rights and Remedies Cumulative.

          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or coupons in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities or coupons is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

          SECTION 511. Delay or Omission Not Waiver.

          No delay or omission of the Trustee or of any Holder of any Security or coupon to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

          SECTION 512. Control by Holders.

          The Holders of not less than a majority in principal amount of the Outstanding Securities of all series affected by an Event of Default (determined as provided in Section 502


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

and as one class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Outstanding Securities of such affected series, provided in each case

          (1) such direction shall not be in conflict with any rule of law or with this Indenture,

          (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

          (3) the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders of Outstanding Securities of such affected series not consenting.

          SECTION 513. Waiver of Past Defaults.

          Subject to Section 502, the Holders of not less than a majority in principal amount of the Outstanding Securities of all series with respect to which a Default shall have occurred and be continuing (as one class) may on behalf of the Holders of all the Outstanding Securities of such affected series waive any past Default, and its consequences, except a Default

          (1) in respect of the payment of the principal of (or premium, if any) or interest, if any, on any Security or any related coupon or the payment of Additional Amounts, or

          (2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such affected series.

          Upon any such waiver, any such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

          SECTION 514. Waiver of Stay or Extension Laws.

          Each of the Issuer and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Issuer and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

          SECTION 515. Undertaking for Costs.


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

          In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorney's fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 515 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 507 hereof, or a suit by Holders of more than 10% in principal amount of the then Outstanding Securities.

                                  ARTICLE SIX

                                   THE TRUSTEE

          SECTION 601. Certain Duties and Responsibilities.

          (1) Except during the continuance of an Event of Default,

               (a) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

               (b) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

          (2) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

          (3) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

               (a) this Subsection shall not be construed to limit the effect of Subsection (1) of this Section;

               (b) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided in Sections 101, 104 and 512, relating to the time, method and place of conducting any proceeding for any remedy available to the


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

          Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series; and

          (4) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

          SECTION 602. Notice of Defaults.

          Within 90 days after the occurrence of any Default hereunder with respect to the Securities of any series, the Trustee shall transmit in the manner and to the extent provided in TIA Section 313(c), notice of such default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such series and any related coupons; and provided further that in the case of any Default of the character specified in Section 501(4) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

          SECTION 603. Certain Rights of Trustee.

          Subject to the provisions of Section 601:

          (1) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

          (2) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by a Issuer Request or Issuer Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

          (3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers' Certificate;

          (4) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;


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

          (5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series or any related coupons pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

          (6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

          (7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

          (8) the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

          (9) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is sent to the Trustee at the Corporate Trust Office of the Trustee in accordance with the provisions of this Indenture, and such notice references the Securities and this Indenture;

          (10) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder; and

          (11) the Trustee may request that the Issuer deliver an Officer's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer's Certificate may be signed by any person authorized to sign an Officer's Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

          The Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.


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

          SECTION 604. Trustee Not Responsible for Recitals or Issuance of Securities.

          The recitals contained herein and in the Securities, except for the Trustee's certificates of authentication, and in any coupons shall be taken as the statements of the Issuer, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities or coupons, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Issuer are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Securities or the proceeds thereof.

          SECTION 605. May Hold Securities.

          The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and coupons and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent. A Trustee that has resigned or was removed shall remain subject to Section 311(a) of the TIA.

          SECTION 606. Money Held in Trust.

          Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Issuer.

          SECTION 607. Compensation and Reimbursement.

          The Issuer agrees:

          (1) to pay to the Trustee from time to time reasonable compensation as the Issuer and the Trustee shall from time to time agree in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

          (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or willful misconduct; and

          (3) to indemnify each of the Trustee, any predecessor Trustee and their agents for, and to hold them harmless against, any loss, damage, claims, liability or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred without negligence or willful misconduct on its part, arising out


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

     of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder or in connection with the enforcement of the provisions of this Section.

          The obligations of the Issuer under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Issuer, the Trustee shall have a claim prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on particular Securities or any coupons.

          When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(6) or (7), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable United States or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

          The provisions of this Section shall survive the termination of this Indenture and the resignation or removal of the Trustee.

          SECTION 608. Corporate Trustee Required; Eligibility.

          There shall be at all times a Trustee hereunder which shall be eligible to act as Trustee under TIA Section 310(a)(1) and shall have a combined capital and surplus of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of Federal, State, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

          SECTION 609. Resignation and Removal; Appointment of Successor.

          (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 610.

          (b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, at the expense of the Issuer, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.


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

          (c) The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Issuer and the Trustee within 30 days after the giving of such notice of removal, the removed Trustee, at the expense of the Issuer, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

          (d) If at any time:

          (1) the Trustee shall fail to comply with the provisions of TIA
     Section 310(b) after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Security for at least six months, or

          (2) the Trustee shall cease to be eligible under Section 608 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Security for at least six months, or

          (3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer, by a Board Resolution, may remove the Trustee with respect to all Securities or the Securities of one or more series, or (ii) subject to TIA Section 315(e), any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

          (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

          (f) The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to the Holders of Securities of such series in the manner provided for in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

          SECTION 610. Acceptance of Appointment by Successor.

          (a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

          (b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Issuer, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and
(3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates. Whenever there is a successor Trustee with respect to one or


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more (but less than all) series of securities issued pursuant to this Indenture, the terms "Indenture" and "Securities" shall have the meanings specified in the provisos to the respective definitions of those terms in Section 101 which contemplate such situation.

          (c) Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

          (d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

          SECTION 611. Merger, Conversion, Consolidation or Succession to Business.

          Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities. In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

          SECTION 612. Appointment of Authenticating Agent.

          At any time when any of the Securities remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in
Section 106. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Issuer. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each


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

Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

          Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

          An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in
Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

          The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 607.

          If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

          Dated: __________

          This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.


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

                               [NAME OF TRUSTEE],

                                        as Trustee


                                        By
                                           -------------------------------------
                                           as Authenticating Agent


                                        By
                                           -------------------------------------
                                           Authorized Officer

          SECTION 613. Preferential Collection of Claims.

          If and when the Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Debt Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Issuer (or any such other obligor).

          SECTION 614. Trustee's Application for Instructions from the Issuer.

          Any application by the Trustee for written instructions from the Issuer may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than fifteen Business Days after the date any officer of the Issuer actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

                                  ARTICLE SEVEN

          HOLDERS' LISTS AND REPORTS BY TRUSTEE, ISSUER AND GUARANTORS

          SECTION 701. Disclosure of Names and Addresses of Holders.

          Every Holder of Securities or coupons, by receiving and holding the same, agrees with the Issuer, the Guarantors and the Trustee that none of the Issuer, the Guarantors or the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with TIA Section 312, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

          SECTION 702. Reports by Trustee.

          Within 60 days after JANUARY 1 of each year commencing with the first JANUARY 1 after the first issuance of Securities pursuant to this Indenture, the Trustee shall transmit to the Holders of Securities, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such JANUARY 1 if required by TIA Section 313(a).


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

          The Trustee shall comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

          A copy of such report shall, at the time of such transmission to the Holders, be filed by the Trustee with the Issuer, with each securities exchange upon which any of the Securities are listed (if so listed) and also with the Commission. The Issuer agrees to notify the Trustee when the Securities become listed on any stock exchange and any delisting thereof.

          SECTION 703. Reports by Quebecor World.

          Quebecor World shall:

          (1) file with the Trustee, within 15 days after Quebecor World is required to file (or furnish, as applicable) the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which Quebecor World is required to file (or furnish, as applicable) with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

          (2) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer and the Guarantors with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

          (3) whether or not Quebecor World is or remains subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, or is otherwise required to report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, within the time periods specified in the Commission's rules and regulations:

               (a) file with the Commission and provide the Trustee and Holders after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), which shall contain the information required to be contained therein (or required in such successor form) and shall include, at a minimum, regardless of applicable requirements, management's discussion and analysis of financial condition and results of operations for the relevant fiscal year; and

               (b) file (or furnish, as applicable) with the Commission and provide the Trustee and the Holders after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), which shall contain the information required to be contained therein (or required in such successor form) and shall include, at a minimum, regardless of applicable requirements, management's discussion and analysis of financial condition and results of operations for the relevant


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

               fiscal quarter and such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not Quebecor World has any of its securities so listed.

          Each of the reports provided pursuant to this clause (3) will be prepared in accordance with applicable Canadian and United States disclosure requirements and the accounting principles as used in the preparation of Quebecor World's financial statements, provided, however, that Quebecor World shall not be so obligated to file such reports with the Commission if the Commission does not permit such filings.

          Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Guarantors' or the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

          SECTION 704. Rule 144A(d)(4) Information.

          For so long as any Securities remain outstanding, the Issuer and the Guarantors shall furnish to Holders and to prospective investors designated by a Holder, upon the request of the Holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                                 ARTICLE EIGHT

       CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE, TRANSFER OR

                                     LEASE

          SECTION 801. Issuer and Guarantors May Amalgamate, Consolidate or Merge or Dispose of Assets Only on Certain Terms.

          None of the Issuer and the Guarantors shall amalgamate or consolidate with or merge into any other Person or directly or indirectly sell, assign, convey, transfer or otherwise dispose of all or substantially all of its properties and assets to any Person, unless:

          (1) in a transaction in which the Issuer or a Guarantor, as the case may be, does not survive or continue in existence or in which the Issuer or a Guarantor sells, assigns, conveys, transfers or otherwise disposes of all or substantially all of its properties and assets, the Person formed by such amalgamation or consolidation or into which the Issuer or such Guarantor, as the case may be, is merged or the Person which acquires by conveyance or transfer or otherwise, or which leases, all or substantially all the properties and assets of the Issuer or such Guarantor, as the case may be, (A) shall be a Person organized and validly existing (i) under the laws of the United States of America, any state thereof or the District of Columbia or (ii) the laws of Canada or any province thereof, and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Issuer's obligations under the Securities and this Indenture or such Guarantor's obligations under its Guarantee and this Indenture, as the case may be;

          (2) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (3) immediately after giving effect to such transaction, the Consolidated Net Tangible Assets of the Issuer or Quebecor World (or other successor entity), as the case may be, is equal to or greater than that of the Issuer or Quebecor World, as the case may be, immediately prior to such transaction;

          (4) if, as a result of any such transaction, property or assets of the Issuer, a Guarantor or any Subsidiary of the Issuer or a Guarantor would become subject to a Lien, then, unless such Lien could be created pursuant to Section 1009 of this Indenture without equally and ratably securing the Securities, the Issuer or such Guarantor, as the case may be, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien;

          (5) each Guarantor (or other successor entity) will have by amendment to its Guarantee confirmed that its guarantee will apply to the obligations of the Issuer (or other successor entity) in accordance with the Securities and this Indenture;

          (6) the transactions will not result in the Issuer or a Guarantor (or any successor entity of either the Issuer or a Guarantor) being required to make any deduction or withholding on account of taxes pursuant to Section 1005 of this Indenture that the Issuer or Guarantor, as applicable, would not have been required to make had such transactions or series of transactions not occurred; and

          (7) the Issuer, such Guarantor or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

          SECTION 802. Successor Person Substituted.

          Upon any consolidation or amalgamation by the Issuer or a Guarantor, with or merger by the Issuer, or a Guarantor, into any other Person or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties and assets of the Issuer or a Guarantor to any Person in accordance with Section 801, the successor Person formed by such consolidation or amalgamation or into which the Issuer, or such Guarantor, is merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer, or such Guarantor,


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

as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Issuer or a Guarantor, as the case may be, herein, and in the event of any such conveyance or transfer, the Issuer (which term shall for this purpose mean the Person named as the "Issuer" in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 801), or such Guarantor (which term shall for this purpose mean the Person named as a "Guarantor" in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 801), as the case may be, except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and the coupons, and its Guarantee, as the case may be, and may be dissolved and liquidated.

          SECTION 803. Securities to Be Secured in Certain Events.

          If, upon any consolidation or amalgamation of the

          Issuer or a Guarantor, with or merger of the Issuer or a Guarantor into any other Person, or upon any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties and assets of the Issuer or a Guarantor to any other Person, any of the property and assets of the Issuer or such Guarantor, as the case may be, would thereupon become subject to any Lien, then unless such Lien could be created pursuant to Section 1009 without equally and ratably securing the Securities, the Issuer or such Guarantor, as the case may be, prior to or simultaneously with such consolidation, amalgamation, merger, sale, assignment, transfer, conveyance or other disposition, will secure the Securities Outstanding hereunder (together with, if the Issuer shall so determine, any other indebtedness of the Issuer now existing or hereafter created which is not subordinate to the Securities) equally and ratably with (or prior to) the indebtedness which upon such consolidation, amalgamation, merger, sale, assignment, transfer, conveyance or other disposition is to become secured by such Lien, or will cause such Securities to be so secured; provided that, for the purpose of providing such equal and ratable security, the principal amount of Original Issue Discount Securities and Indexed Securities shall mean that amount which would at the time of making such effective provision be due and payable pursuant to Section 502 and the terms of such Original Issue Discount Securities and Indexed Securities upon a declaration of acceleration of the Maturity thereof, and the extent of such equal and ratable security shall be adjusted, to the extent permitted by law, as and when said amount changes over time pursuant to the terms of such Original Issue Discount Securities and Indexed Securities.

          SECTION 804. Limitation on Leases.

          Notwithstanding Section 801 above, Quebecor World and its Subsidiaries (including the Issuer, Quebecor World (USA) and Quebecor World Capital LLC) shall not, directly or indirectly, lease all or substantially all of the properties or assets of Quebecor World and its Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person.

                                  ARTICLE NINE

                        AMENDMENT, SUPPLEMENT AND WAIVER


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          SECTION 901. Without Consent of Holders.

          Without the consent of any Holders, the Issuer and the Guarantors, each when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may modify or amend this Indenture or enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

          (1) to evidence the succession of another Person to the Issuer or a Guarantor and the assumption by any such successor of the covenants of the Issuer or such Guarantor contained herein and in the Securities or the Guarantees; or

          (2) to add to the covenants of the Issuer or the Guarantors for the benefit of the Holders of all or any series of Securities and any related coupons (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Issuer or the Guarantors, as the case may be; or

          (3) to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are being included solely for the benefit of such series); or

          (4) to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of or any premium or interest on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit or facilitate the issuance of Securities in uncertificated form; provided that any such action shall not adversely affect the interests of the Holders of Securities of any series or any related coupons in any material respect; or

          (5) to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

          (6) to secure the Securities pursuant to the requirements of Section 803 or 1009 or otherwise; or

          (7) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

          (8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 610(b); or


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

          (9) to close this Indenture with respect to the authentication and delivery of additional series of Securities, to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided such action shall not adversely affect the interests of the Holders of Securities of any series and any related coupons in any material respect; or

          (10) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Sections 401, 1402 and 1403; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series and any related coupons or any other series of Securities in any material respect; or

          (11) to provide for the issuance of additional Securities in accordance with this Indenture; or

          (12) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA.

          SECTION 902. With Consent of Holders.

          With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of any series affected by such supplemental indenture, by Act of said Holders delivered to the Issuer, the Guarantors and the Trustee, the Issuer and the Guarantors, each when authorized by or pursuant to a Board Resolution, and the Trustee may modify or amend this Indenture or enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such series of Securities or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such amended or supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series,

          (1) change the Stated Maturity of the principal of or any installment of interest on any Security of such series, or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or reduce the amount of the principal of an Outstanding Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or the amount thereof provable in bankruptcy pursuant to Section 504, or adversely affect any right of repayment at the option of any Holder of any Security of such series, or change any Place of Payment where, or the Currency in which, any Security of such series or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or adversely affect any right to convert or exchange any Security as may be provided pursuant to Section 301 herein, or


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

          (2) alter the provisions, or waive any payment, with respect to the redemption of the Securities (other than, prior to the occurrence of a Change of Control, the provisions relating to the obligation of the Issuer to make and consummate a Change of Control Offer pursuant to Section 1014), or

          (3) reduce the percentage in principal amount of the Outstanding Securities of such series required for any such amended or supplemental indenture, for any waiver of compliance with certain provisions of this Indenture which affect such series or certain defaults applicable to such series hereunder and their consequences provided for in this Indenture, or reduce the requirements of Section 1604 for quorum or voting with respect to Securities of such series, or

          (4) modify or affect in any manner adverse to the Holders of Securities entitled to the benefit of Guarantees, the terms and conditions of the Guarantees, or

          (5) modify any of the provisions of this Section, Section 513 or
     Section 1012, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series, or

          (6) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Securities or the Guarantees, or

          (7) release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture, or

          (8) amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Securities or any Guarantee in any manner adverse to the Holders of Securities.

          An amended or supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series. Any such amended or supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of such series, shall not affect the rights under this Indenture of the Holders of Securities of any other series.

          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amended or supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

          SECTION 903. Execution of Amended or Supplemental Indentures.

          In executing, or accepting the additional trusts created by, any amended or supplemental indenture permitted by this Article or the modifications thereby of the trusts


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

created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such amended or supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

          SECTION 904. Effect of Amended or Supplemental Indentures.

          Upon the execution of any amended or supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

          SECTION 905. Conformity with Trust Indenture Act.

          Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

          SECTION 906. Reference in Securities to Amended or Supplemental Indentures.

          Securities of any series authenticated and delivered after the execution of any amended or supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amended or supplemental indenture. If the Issuer or the Guarantors shall so determine, new Securities of any series and any Guarantees endorsed thereon so modified as to conform, in the opinion of the Trustee, the Issuer and the Guarantors, to any such amended or supplemental indenture may be prepared and executed by the Issuer and the Guarantors and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

          SECTION 907. Notice of Amended or Supplemental Indentures.

          Promptly after the execution by the Issuer, the Guarantors and the Trustee of any amended or supplemental indenture pursuant to the provisions of
Section 902, the Issuer shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such amended or supplemental indenture.

                                   ARTICLE TEN

                                    COVENANTS

          SECTION 1001. Payment of Principal, Premium, if any, and Interest.

          The Issuer covenants and agrees for the benefit of the Holders of each series of Securities and any related coupons that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Securities of that series in accordance with the terms of the Securities, any coupons appertaining thereto and this Indenture. Unless otherwise


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specified as contemplated by Section 301 with respect to any series of
Securities, any interest installments due on Bearer Securities on or before Maturity shall be payable only upon presentation and surrender of the several coupons for such interest installments as are evidenced thereby as they severally mature.

          SECTION 1002. Maintenance of Office or Agency.

          If the Securities of a series are issuable only as Registered Securities, the Issuer will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served.

          If Securities of a series are issuable as Bearer Securities, the Issuer will maintain (A) in The City of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable, where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served and where Bearer Securities of that series and related coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise) (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States and Canada, an office or agency where Securities of that series and related coupons may be presented and surrendered for payment; provided, however, that, if the Securities of that series are listed on any stock exchange located outside the United States and Canada and such stock exchange shall so require, the Issuer will maintain a Paying Agent for the Securities of that series in any required city located outside the United States and Canada so long as the Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States and Canada an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Securities of that series may be surrendered for exchange, where Securities of that series that are convertible and exchangeable may be surrendered for conversion or exchange, as applicable and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served.

          The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, except that Bearer Securities of any series and the related coupons may be presented and surrendered for payment at the offices specified in the Security, and the Issuer hereby appoints the same as its agents to receive such respective presentations, surrenders, notices and demands.


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          Unless otherwise specified with respect to any Securities pursuant to
Section 301, no payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Issuer or the Guarantors in the United States or Canada or by check mailed to any address in the United States or Canada or by transfer to an account maintained with a bank located in the United States or Canada; provided, however, that, if the Securities of a series are payable in Dollars, payment of principal of (and premium, if any) and interest, if any, on any Bearer Security shall be made at the office of the Issuer's Paying Agent in The City of New York, if (but only if) payment in Dollars of the full amount of such principal, premium or interest, as the case may be, at all offices or agencies outside the United States maintained for such purpose by the Issuer in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

          The Issuer may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Securities as contemplated by Section 301 with respect to a series of Securities, the Issuer hereby initially appoints the Trustee at its Corporate Trust Office as Paying Agent and as its agent to receive all such presentations, surrenders, notices and demands and hereby designates as a Place of Payment for each series of Securities such Corporate Trust Office.

          Unless otherwise specified with respect to any Securities pursuant to
Section 301, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of the Indenture, then the Issuer will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent.

          SECTION 1003. Money for Securities Payments to Be Held in Trust.

          If the Issuer shall at any time act as its own Paying Agent with respect to any series of Securities and any related coupons, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal of (or premium, if any) or interest, if any, on Securities of such series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

          Whenever the Issuer shall have one or more Paying Agents for any series of Securities and any related coupons, it will, prior to or on each due date of the principal of (or premium, if any) or interest, if any, on any Securities of that series, deposit with a Paying Agent a sum (in the Currency described in the preceding paragraph) sufficient to pay the principal (or


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

premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.

          The Issuer will cause each Paying Agent (other than the Trustee) for any series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

          (1) hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

          (2) give the Trustee notice of any default by the Issuer (or any other obligor upon the Securities of such series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Securities of such series; and

          (3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

          The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

          Except as provided in the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer or a Guarantor, in trust for the payment of the principal of (or premium, if any) or interest, if any, on any Security of any series, or any coupon appertaining thereto, and remaining unclaimed for two years (or such shorter period as may be specified in the applicable abandoned property statutes) after such principal, premium or interest has become due and payable shall be paid to the Issuer or such Guarantor, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security or coupon shall thereafter, as an unsecured general creditor, look only to the Issuer or such Guarantor, as the case may be, for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer or such Guarantor, as the case may be, as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written direction and at the expense of the Issuer cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer or such Guarantor, as the case may be.

          SECTION 1004. Statement as to Compliance and Notice of Default.


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          Each of the Issuer and the Guarantors will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Issuer's or such Guarantor's compliance with all conditions and covenants under this Indenture. For purposes of this Section 1004, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture. Upon becoming aware of any Default or Event of Default, the Issuer or a Guarantor, as the case may be, shall notify the Trustee forthwith setting forth the details of such Event of Default or Default and the action which the Issuer or such Guarantor, as the case may be, proposes to take with respect thereto.

          SECTION 1005. Additional Amounts.

          (a) All payments made by or on behalf of the Issuer or the Guarantors on or with respect to the Securities shall be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If the Issuer or any of the Guarantors (or any other payor) is required to withhold or deduct any amount on account of Taxes from any payment made under or with respect to any Securities, it shall:

          (1)  make or cause to be made such withholding or deduction;

          (2) remit or cause to be remitted the full amount deducted or withheld to the relevant Canadian Taxing Authority in accordance with applicable law;

          (3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction (including any withholding or deduction from Additional Amounts) will not be less than the amount the Holder would have received if such withholding or deduction had not been required;

          (4) furnish to the Holders, within 30 days after the date the payment of any Taxes is due, certified copies of tax receipts evidencing such payment by the Issuer or a Guarantor, as applicable;

          (5) indemnify and hold harmless each Holder (other than an Excluded Holder, as defined in paragraph (b) below) for the amount of (i) any Taxes paid by each such Holder as a result of payments made on or with respect to the Securities, (ii) any liability (including penalties, interest and expenses) arising from or with respect to such payments and (iii) any Taxes imposed with respect to any reimbursement under the foregoing clauses (i) or (ii), but excluding any such Taxes that are in the nature of taxes on net income, taxes on capital, franchise taxes, net worth taxes and similar taxes; and

          (6) at least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Issuer or any of the Guarantors becomes obligated to pay Additional Amounts with respect to


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

               such payment, deliver to the Trustee an Officers' Certificate stating the amounts so payable and such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.

For greater certainty, the obligation to indemnify under (5) above will extend to Taxes (other than Taxes that are excluded under (5) above) paid by a Holder (other than a Holder referred to in (1) in paragraph (b) below) in respect of which the Issuer or any of the Guarantors is not obliged to withhold as a result of the Holder's status as an authorized foreign bank or a registered non-resident insurer (each as defined in the Income Tax Act (Canada)) (or other entity exempt from withholding on a basis comparable to authorized foreign banks and registered non-resident insurers) where such Holder must itself pay Taxes imposed by a Canadian Taxing Authority in lieu of withholding taxes.

          (b) Notwithstanding the provisions of paragraph (a) above, no Additional Amounts shall be payable to a Holder in respect of the beneficial owner of a Security (an "Excluded Holder"):

          (1) with which the Issuer or the Guarantor, as the case may be, does not deal at arm's-length, within the meaning of the Income Tax Act (Canada), at the time of making such payment;

          (2) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof, including by virtue of carrying on a business in Canada, otherwise than by the mere acquisition, holding or disposition of Securities or the receipt of payments thereunder or enforcement of rights thereunder; or

          (3)  if such Holder waives its right to receive Additional Amounts.

          Any reference, in any context in this Indenture, to the payment of principal, premium, if any, redemption price and interest or any other amount payable under or with respect to any Security, shall be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable.

          The obligations described under this Section 1005 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer or a Guarantor, as applicable, is organized or any political subdivision or taxing authority or agency thereof or therein.

          SECTION 1006. Payment of Taxes and Other Claims.

          (a) Each of the Issuer and the Guarantors will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied or imposed upon the Issuer or such Guarantor, as the case may be, or upon the income, profits or property of the Issuer or such Guarantor, as the case may be, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon any property of the Issuer or such Guarantor; provided, however, that the Issuer and the Guarantors shall not be required to pay or discharge or cause to be paid or


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discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

          (b) The Issuer shall pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any jurisdiction from the execution, delivery or registration of, or enforcement of rights under, this Indenture or any related document.

          The obligations described under this paragraph (b) will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer is organized or any political subdivision or taxing authority or agency thereof or therein.

          SECTION 1007. Maintenance of Properties.

          Each of the Issuer and the Guarantors will cause all its properties to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Issuer or such Guarantor, as the case may be, may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent or restrict the sale, abandonment or other disposition of any of such properties if such action is, in the judgment of the Issuer or such Guarantor, as the case may be, desirable in the conduct of the business of the Issuer or the Guarantor, as the case may be, and not disadvantageous in any material respect to the Holders.

          SECTION 1008. Corporate Existence.

          Subject to Article Eight, each of the Issuer and the Guarantors will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the rights (charter and statutory) and franchises of the Issuer or such Guarantor, as the case may be; provided, however, that the Issuer or such Guarantor, as the case may be, shall not be required to preserve any such right or franchise if the Issuer or such Guarantor, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or such Guarantor and its Subsidiaries as a whole, as the case may be.

          SECTION 1009. Limitation on Liens.

          So long as any Securities are Outstanding, Quebecor World shall not, and shall not permit any of its Subsidiaries (including the Issuer, Quebecor World (USA) and QWCLLC) to, create, incur or assume any Lien against or upon any of their respective properties or assets, whether now owned or hereafter acquired, securing any indebtedness for borrowed money or interest thereon (or any liability of Quebecor World or such Subsidiaries under any guarantee or endorsement or other instrument under which Quebecor World or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also at the same time or prior thereto securing, or causing such Subsidiary to secure, indebtedness under this Indenture so that the Securities are secured equally and ratably with such other indebtedness or liability, except that Quebecor World and its Subsidiaries (including the Issuer, Quebecor World (USA) and QWCLLC) may incur a Lien to secure indebtedness for


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borrowed money or enter into a Sale and Leaseback Transaction without securing the Securities if, after giving effect thereto, the sum of (i) the amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date hereof and otherwise prohibited by this Indenture and (ii) the Attributable Value of all Sale and Leaseback Transactions entered into after the date hereof and otherwise prohibited by this Indenture does not exceed 10% of Consolidated Net Tangible Assets of Quebecor World.

          SECTION 1010. Limitation on Sale and Leaseback Transactions.

          So long as any Securities are outstanding, Quebecor World shall not, and shall not permit any of its Subsidiaries (including the Issuer, Quebecor World (USA) and Quebecor World Capital LLC) to, enter into any Sale and Leaseback Transaction unless (i) Quebecor World or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions of Section 1009 of this Indenture without securing the Securities or
(ii) Quebecor World or such Subsidiary shall apply, within 360 days of the effective date of any such arrangement, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transactions to the prepayment or retirement of indebtedness which matures more than 12 months after the date of the creation of the indebtedness.

          SECTION 1011. Reserved.

          SECTION 1012. Waiver of Certain Covenants.

          The Issuer and the Guarantors may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803, Section 1006(a), Sections 1007 to 1011, inclusive, or, prior to the occurrence of a Change of Control, Section 1014, or, as specified pursuant to Section 301(17) for Securities of such series, in any covenants added to Article Ten pursuant to
Section 301(16) or Section 301(17) in connection with Securities of such series, if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of any series, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the Guarantors and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

          SECTION 1013. Calculation of Original Issue Discount.

          If any Securities are Original Issue Discount Securities, then the Issuer shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year and (ii) such other specified information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

          SECTION 1014. Change of Control.


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          (a) Upon the occurrence of a Change of Control, the Issuer shall make an offer (a "Change of Control Offer") to purchase the Securities (except any Securities in respect of which the Issuer has given notice of its election to redeem pursuant to any optional redemption rights) for cash equal to not less than 101% of the aggregate principal amount of Securities to be repurchased plus accrued and unpaid interest thereon, if any (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), to the date of repurchase (such cash payment, the "Change of Control Payment," and the date of repurchase, the "Change of Control Payment Date"), subject to the terms and conditions set forth herein. A Holder may tender all or any part (equal to $1,000 or an integral multiple thereof) of its Securities.

          (b) Within 30 days following any Change of Control, the Issuer shall:

          (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

          (ii) send, by first-class mail, with a copy to the Trustee, to each Holder of Notes, at such Holder's address appearing in the Security Register, a notice stating:

               (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to this Section 1014 and that all Securities timely tendered will be accepted for payment;

               (2) the Change of Control Payment amount and the Change of Control Payment Date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed and no earlier than the date of such Change of Control;

               (3) that any Securities (or portions thereof) not tendered or accepted for payment shall continue to accrue interest;

               (4) that, unless the Issuer defaults in making the Change of Control Payment, any Security accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

               (5) that Holders electing to have a Security purchased pursuant to any Change of Control Offer shall be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, or transfer the Security by book-entry transfer, to the Issuer, the Depositary, or a Paying Agent at the address specified in the notice at least three Business Days before the Change of Control Payment Date;

               (6) that Holders shall be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than two Business Days before the Change of Control Payment


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               Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Security purchased;

               (7) the transaction or transactions that constitute the Change of Control and relevant facts regarding the Change of Control; and

               (8) the procedures that Holders must follow in order to tender their Securities (or portions thereof) for payment, and the procedures that Holders must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

          (c) On the Change of Control Payment Date, the Issuer will, to the extent lawful:

               (1) accept for payment all Securities or portions thereof (equal to $1,000 or an integral multiple thereof) validly tendered and not withdrawn pursuant to the Change of Control Offer;

               (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Securities or portions thereof so tendered; and

               (3) deliver or cause to be delivered to the Trustee the Securities so accepted together with an Officers' Certificate stating the aggregate principal amount of Securities or portions thereof being purchased by the Issuer.

          (d) The Paying Agent shall promptly (but in any case no later than three Business Days after the Change of Control Payment Date) mail or deliver to each Holder that has properly tendered and not withdrawn its Securities pursuant to the Change of Control Offer an amount equal to the Change of Control Payment for such Securities, and the Issuer shall promptly issue, and the Trustee shall authenticate and mail (or cause to be transferred by book entry) to each such Holder, a new Security in a principal amount equal to the outstanding principal of any unpurchased portion of the Securities surrendered, if any; provided that each such new Security will be in a principal amount of $1,000 or an integral multiple thereof

          (e) The Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes a Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Securities or portions of Securities validly tendered and not withdrawn under the Change of Control Offer for an amount no less than the Change of Control Payment.

          (f) The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws


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and regulations are applicable in connection with the repurchase of the
Securities as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Section 1014, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of this Section 1014 by virtue of such compliance.

                                 ARTICLE ELEVEN

                            REDEMPTION OF SECURITIES

          SECTION 1101. Applicability of Article.

          Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

          SECTION 1102. Election to Redeem; Notice to Trustee.

          The election of the Issuer to redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Issuer, the Issuer shall, at least 60 days prior to the Redemption Date fixed by the Issuer (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Securities to be redeemed pursuant to Section 1103. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Issuer shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction.

          SECTION 1103. Selection by Trustee of Securities to Be Redeemed.

          If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, by lot in such manner as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of Securities of such series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for Securities of such series established pursuant to
Section 301.

          The Trustee shall promptly notify the Issuer and the Guarantors in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

          For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security


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redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

          SECTION 1104. Notice of Redemption.

          Except as otherwise specified as contemplated by Section 301, notice of redemption shall be given in the manner provided for in Section 106 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed. Failure to give notice in the manner provided in
Section 106 to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

          All notices of redemption shall state:

               (1) the Redemption Date,

               (2) the Redemption Price and the amount of accrued interest to the Redemption Date payable as provided in Section 1106, if any,

               (3) if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

               (4) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

               (5) that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date payable as provided in
          Section 1106 will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

               (6) the Place or Places of Payment where such Securities, together in the case of Bearer Securities with all coupons appertaining thereto, if any, maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and accrued interest, if any,

               (7) that the redemption is for a sinking fund, if such is the case,

               (8) that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must be accompanied by all coupons maturing subsequent to the Redemption Date or the amount of any such missing coupon or coupons will be deducted from the Redemption Price unless


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          security or indemnity satisfactory to the Issuer, the Trustee and any
          Paying Agent is furnished,

               (9) if Bearer Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on such Redemption Date pursuant to Section 305 or otherwise, the last date, as determined by the Issuer, on which such exchanges may be made, and

               (10) the CUSIP number or numbers.

          Notice of redemption of Securities to be redeemed at the election of the Issuer shall be given by the Issuer or, at the Issuer's request, by the Trustee in the name and at the expense of the Issuer.

          SECTION 1105. Deposit of Redemption Price.

          Prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the Securities which are to be redeemed on that date.

          SECTION 1106. Securities Payable on Redemption Date.

          Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest, if any) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, together with all coupons, if any, appertaining thereto maturing after the Redemption Date, such Security shall be paid by the Issuer at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only at an office or agency located outside the United States and Canada (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of coupons for such interest; and provided further that installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities,


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registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

          If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only at an office or agency located outside the United States (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of those coupons.

          If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

          SECTION 1107. Securities Redeemed in Part.

          Any Security which is to be redeemed only in part (pursuant to the provisions of this Article or of Article Twelve) shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing), and the Issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, each having endorsed thereon the Guarantee executed by the Guarantor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

          SECTION 1108. Tax Redemption.

          Unless otherwise specified pursuant to Section 301, if the Issuer or any of the Guarantors becomes obligated to pay any Additional Amounts because of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, in either case that is publicly announced or becomes effective on or after the date of issuance of the Securities of the series being redeemed, the Issuer may, at any time, redeem all, but not part, of the Securities of that series at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date. Any such redemption shall be done in accordance with the provisions of this Article, unless otherwise specified pursuant to Section 301.


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          Prior to any redemption of the Securities pursuant to the preceding paragraph, the Issuer shall deliver to the Trustee an Officer's Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred. The Issuer will be bound to redeem the Securities on the date fixed for redemption.

                                 ARTICLE TWELVE

                                  SINKING FUNDS

          SECTION 1201. Applicability of Article.

          If provided for in the terms of Securities of a series, retirements of Securities of any series pursuant to any sinking fund shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

          The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an "optional sinking fund payment". If provided for by the terms of Securities of any series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

          SECTION 1202. Satisfaction of Sinking Fund Payments with Securities.

          Subject to Section 1203, in lieu of making all or any part of any mandatory sinking fund payment with respect to any Securities of a series in cash, the Issuer may at its option (1) deliver to the Trustee Outstanding Securities of a series (other than any previously called for redemption) theretofore purchased or otherwise acquired by the Issuer together in the case of any Bearer Securities of such series with all unmatured coupons appertaining thereto, and/or (2) receive credit for the principal amount of Securities of such series which have been previously delivered to the Trustee by the Issuer for Securities of such series which have been redeemed either at the election of the Issuer pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Securities of the same series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided, however, that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

          SECTION 1203. Redemption of Securities for Sinking Fund.


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          Not less than 60 days prior to each sinking fund payment date for any series of Securities, the Issuer will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) and the portion thereof, if any, which is to be satisfied by delivering or crediting Securities of that series pursuant to Section 1202 (which Securities will, if not previously delivered, accompany such certificate) and whether the Issuer intends to exercise its right to make a permitted optional sinking fund payment with respect to such series. Such certificate shall be irrevocable and upon its delivery the Issuer shall be obligated to make the cash payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. In the case of the failure of the Issuer to deliver such certificate, the sinking fund payment due on the next succeeding sinking fund payment date for that series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Securities subject to a mandatory sinking fund payment without the option to deliver or credit Securities as provided in Section 1202 and without the right to make any optional sinking fund payment, if any, with respect to such series.

          Not more than 60 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Issuer in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

          Prior to any sinking fund payment date, the Issuer shall pay to the Trustee or a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) in cash a sum equal to any interest that will accrue to the date fixed for redemption of Securities or portions thereof to be redeemed on such sinking fund payment date pursuant to this Section 1203.

          Notwithstanding the foregoing, with respect to a sinking fund for any series of Securities, if at any time the amount of cash to be paid into such sinking fund on the next succeeding sinking fund payment date, together with any unused balance of any preceding sinking fund payment or payments for such series, does not exceed in the aggregate $100,000, the Trustee, unless requested by the Issuer, shall not give the next succeeding notice of the redemption of Securities of such series through the operation of the sinking fund. Any such unused balance of moneys deposited in such sinking fund shall be added to the sinking fund payment for such series to be made in cash on the next succeeding sinking fund payment date or, at the request of the Issuer, shall be applied at any time or from time to time to the purchase of Securities of such series, by public or private purchase, in the open market or otherwise, at a purchase price for such Securities (excluding accrued interest and brokerage commissions, for which the Trustee or any Paying Agent will be reimbursed by the Issuer) not in excess of the principal amount thereof.


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                                ARTICLE THIRTEEN

                         REPAYMENT AT OPTION OF HOLDERS

          SECTION 1301. Applicability of Article.

          If provided for in the terms of Securities of a series, repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

          SECTION 1302. Repayment of Securities.

          Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Issuer covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

          SECTION 1303. Exercise of Option.

          Securities of any series subject to repayment at the option of the Holders thereof will contain an "Option to Elect Repayment" form on the reverse of such Securities. To be repaid at the option of the Holder, any Security so providing for such repayment, with the "Option to Elect Repayment" form on the reverse of such Security duly completed by the Holder (or by the Holder's attorney duly authorized in writing), must be received by the Issuer at the Place of Payment therefor specified in the terms of such Security (or at such other place or places or which the Issuer shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the


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option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Issuer.

          SECTION 1304. When Securities Presented for Repayment Become Due and Payable.

          If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Issuer on the Repayment Date therein specified, and on and after such Repayment Date (unless the Issuer shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest and the coupons for such interest appertaining to any Bearer Securities so to be repaid, except to the extent provided below, shall be void. Upon surrender of any such Security for repayment in accordance with such provisions, together with all coupons, if any, appertaining thereto maturing after the Repayment Date, the principal amount of such Security so to be repaid shall be paid by the Issuer, together with accrued interest, if any, to the Repayment Date; provided, however, that coupons whose Stated Maturity is on or prior to the Repayment Date shall be payable only at an office or agency located outside the United States and Canada (except as otherwise provided in Section 1002) and, unless otherwise specified pursuant to
Section 301, only upon presentation and surrender of such coupons; and provided further that, in the case of Registered Securities, installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

          If any Bearer Security surrendered for repayment shall not be accompanied by all appurtenant coupons maturing after the Repayment Date, such Security may be paid after deducting from the amount payable therefor as provided in Section 1302 an amount equal to the face amount of all such missing coupons, or the surrender of such missing coupon or coupons may be waived by the Issuer and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing coupon in respect of which a deduction shall have been made as provided in the preceding sentence, such Holder shall be entitled to receive the amount so deducted; provided, however, that interest represented by coupons shall be payable only at an office or agency located outside the United States and Canada (except as otherwise provided in Section 1002) and, unless otherwise specified as contemplated by Section 301, only upon presentation and surrender of those coupons.

          If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.


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          SECTION 1305. Securities Repaid in Part.

          Upon surrender of any Registered Security which is to be repaid in part only, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge and at the expense of the Issuer, a new Registered Security or Securities of the same series, of any authorized denomination specified by the Holder, in an aggregate principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

                                ARTICLE FOURTEEN

                       DEFEASANCE AND COVENANT DEFEASANCE

          SECTION 1401. Option to Effect Defeasance or Covenant Defeasance.

          Except as otherwise specified as contemplated by Section 301 for Securities of any series, the provisions of this Article Fourteen shall apply to each series of Securities, and the Issuer or the Guarantors may, at their option, effect defeasance of the Securities of or within a series under Section 1402, or covenant defeasance of or within a series under Section 1403 in accordance with the terms of such Securities and in accordance with this Article.

          SECTION 1402. Defeasance and Discharge.

          Upon the exercise by the Issuer or a Guarantor of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer and the Guarantors shall be deemed to have been discharged from their respective obligations with respect to such Outstanding Securities and any related coupons on the date the conditions set forth in Section 1404 are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities and any related coupons and the Guarantees, respectively, which shall thereafter be deemed to be "Outstanding" only for the purposes of Section 1405 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all their other obligations under such Securities and any related coupons and the Guarantees, respectively, and this Indenture insofar as such Securities and any related coupons and Guarantees are concerned (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities and any related coupons to receive, solely from the trust fund described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Securities and any related coupons when such payments are due, (B) the Issuer's obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003, (C) the Guarantors' obligations with respect to such Guarantees under Section 1005, (D) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (E) this Article Fourteen. Subject to compliance with this Article Fourteen, the Issuer or a Guarantor may exercise its option under this Section 1402 notwithstanding the prior exercise of


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the option under Section 1403 with respect to such Securities and any related coupons and Guarantees.

          SECTION 1403. Covenant Defeasance.

          Upon the exercise by the Issuer or a Guarantor of the above option applicable to this Section with respect to any Securities of or within a series, the Issuer and the Guarantors shall be released from their obligations under
Section 801(4), Section 803, Section 1006(a), and Sections 1007 through 1011, and, if specified pursuant to Section 301, their obligations under any other covenant, with respect to such Outstanding Securities and any related coupons and Guarantees, respectively, on and after the date the conditions set forth in
Section 1404 are satisfied (hereinafter, "covenant defeasance"), and such Securities and any related coupons and Guarantees shall thereafter be deemed not to be "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities and any related coupons and Guarantees, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under
Section 501(4) or Section 501(9) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and any related coupons and Guarantees shall be unaffected thereby.

          SECTION 1404. Conditions to Defeasance or Covenant Defeasance.

          The following shall be the conditions to application of either Section 1402 or Section 1403 to any Outstanding Securities of or within a series and any related coupons:

          (1) Either the Issuer or a Guarantor has deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 608 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities and any related coupons, (A) an amount (in such Currency in which such Securities and any related coupons are then specified as payable at Stated Maturity), or (B) Government Obligations applicable to such Securities (determined on the basis of the Currency in which such Securities are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of and premium, if any, and interest, if any, under such Securities and any related coupons, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent chartered accountants in Canada or certified public accountants in the United States expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge,
     (i) the principal of (and premium, if


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

     any) and interest, if any, on such Outstanding Securities and any related coupons on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and
     (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities and any related coupons on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and any related coupons; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Securities and any related coupons. Before such a deposit, the Issuer may give to the Trustee, in accordance with Section 1102 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of the Securities of such series and Article Eleven hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

          (2) In the case of an election under Section 1402, the Issuer or a Guarantor, as the case may be, shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Issuer or such Guarantor, as the case may be, has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities and any related coupons will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

          (3) In the case of an election under Section 1403, the Issuer or a Guarantor, as the case may be, shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Securities and any related coupons will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

          (4) Either the Issuer or a Guarantor, as the case may be, has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of the Outstanding Securities and any related coupons will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such defeasance as covenant defeasance and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada).

          (5) None of the Issuer and the Guarantors is an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at


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     any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

          (6) No Default or Event of Default with respect to such Securities or any related coupons shall have occurred and be continuing either (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, (b) insofar as paragraphs (8), (9) and (10) of Section 501 are concerned, at any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

          (7) Either the Issuer or a Guarantor, as the case may be, has delivered to the Trustee an Opinion of Counsel to the effect that (1) assuming no intervening bankruptcy of the Issuer or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an "insider" of the Issuer under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust shall not cause the Trustee or the trust so created to be subject to, and does not violate, the United States Investment Company Act of 1940, as amended.

          (8) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer or a Guarantor is a party or by which it is bound.

          (9) Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 301.

          (10) Either the Issuer or a Guarantor, as the case may be, shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1402 or the covenant defeasance under Section 1403 (as the case may be) have been complied with.

          SECTION 1405. Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

          Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1405, the "Trustee") pursuant to Section 1404 in respect of such Outstanding Securities and any related coupons shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and any related coupons and this


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Indenture, to the payment, either directly or through any Paying Agent
(including the Issuer or a Guarantor acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities and any related coupons of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

          Unless otherwise specified with respect to any Security pursuant to
Section 301, if, after a deposit referred to in Section 1404(1) has been made,
(a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 312(b) or the terms of such Security to receive payment in a Currency other than that in which the deposit pursuant to Section 1404(1) has been made in respect of such Security, or (b) a Conversion Event occurs as contemplated in Section 312(d) or 312(e) or by the terms of any Security in respect of which the deposit pursuant to Section 1404(1) has been made, the indebtedness represented by such Security and any related coupons shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Security as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such election or Conversion Event based on the applicable Market Exchange Rate for such Currency in effect on the third Business Day prior to each payment date, except, with respect to a Conversion Event, for such Currency in effect (as nearly as feasible) at the time of the Conversion Event.

          The Issuer and the Guarantors, as the case may be, shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities and any related coupons.

          Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer or a Guarantor, as the case may be, from time to time upon request of the Issuer or such Guarantor any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 1404 which, in the opinion of a nationally recognized firm of independent chartered accountants or certified public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

          SECTION 1406. Reinstatement.

          If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1405 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Issuer and the Guarantors under this Indenture and such Securities and any related coupons shall be revived and reinstated as though no deposit had occurred pursuant to Section 1402 or 1403, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1405; provided, however, that if the Issuer makes any


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payment of principal of (or premium, if any) or interest, if any, on any such
Security or any related coupon following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Securities and any related coupons to receive such payment from the money held by the Trustee or Paying Agent.

                                ARTICLE FIFTEEN

                            GUARANTEES OF SECURITIES

          SECTION 1501. Guarantee.

          Each Guarantor hereby fully, unconditionally and irrevocably guarantees to each Holder of a Security of each series authenticated and delivered by the Trustee and with the Trustee, for itself and on behalf of each such Holder, the due and punctual payment of the principal of, premium, if any, interest and sinking fund or analogous payments referred to therein, if any, when and as the same shall become due and payable, whether on the Stated Maturity Date, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein and of all amounts owing to the Trustee when and as of the same shall become due and payable pursuant to the terms of such Indenture. In case of the failure of the Issuer, punctually to make any such payment of principal, premium, if any, or interest or any such sinking fund or analogous payment, or payment to the Trustee, each Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether, with respect to the Securities, on the Stated Maturity Date or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

          Each Guarantor shall pay to the Holders such Additional Amounts as may become payable under Section 1005 of the Indenture.

          Each Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute, unconditional and irrevocable, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of such Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption thereof, or alter the Stated Maturity Date thereof, or increase the principal amount of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration or the maturity thereof pursuant to Article Five of such Indenture. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund or analogous payment required under such Security and all demands whatsoever,


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and covenants that this Guarantee will not be discharged except by payment in full of the principal of, premium, if any, and interest on Security.

          Each Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder by such Guarantor pursuant to the provisions of this Guarantee; provided, however, that such Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

          SECTION 1502. Execution and Delivery of Guarantees.

          The Guarantees to be endorsed on the Securities of each series shall include the terms of the guarantees set forth in Section 1501 and any other terms that may be set forth in the form established pursuant to Section 204 with respect to such series. Each Guarantor hereby agrees to execute a Guarantee, in a form established pursuant to Section 204, to be endorsed on each Security authenticated and delivered by a Trustee.

          The Guarantee shall be executed on behalf of each Guarantor by its Chairman, its President or a Vice President, together with any one of the Secretary or Assistant Secretary and the Treasurer or Assistant Treasurer of such Guarantor. The signature of any of these officers on a Guarantee may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on such Guarantee.

          Guarantees bearing the manual or facsimile signatures of individuals who were at any time the proper officers of a Guarantor shall bind such Guarantor, notwithstanding that such individuals or any of them have ceased to hold such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Guarantee or did not hold such offices at the date of such Guarantee.

          The delivery of any Security by a Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantees endorsed thereon on behalf of the Guarantors. Each Guarantor hereby agrees that its Guarantee set forth in Section 1501 shall remain in full force and effect notwithstanding any failure to endorse a Guarantee on any Security.

          SECTION 1503. Notice to Trustee.

          Each Guarantor shall give prompt written notice to the Trustee of any fact known to such Guarantor which prohibits the making of any payment to or by the Trustee in respect of the Guarantees pursuant to the provisions of this Article Fifteen other than any agreement in effect on the date hereof.

          SECTION 1504. This Article Not to Prevent Events of Default.

          The failure to make a payment on account of principal of, premium, if any, or interest on the Securities by reason of any provision of this Article will not be construed as preventing the occurrence of an Event of Default.


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          SECTION 1505. Limitation of Guarantees.

          Each Guarantee is limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of the creditors generally.

                                ARTICLE SIXTEEN

                        MEETINGS OF HOLDERS OF SECURITIES

          SECTION 1601. Purposes for Which Meetings May Be Called.

          If Securities of a series are issuable as Bearer Securities, a meeting of Holders of Securities of such series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

          SECTION 1602. Call, Notice and Place of Meetings.

          (a) The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1601, to be held at such time and at such place in The City of New York or in London as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

          (b) In case at any time the Issuer, pursuant to a Board Resolution, a Guarantor or the Holders of at least 10% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1601, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer, the Guarantor or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in The City of New York or in Montreal, Quebec, Canada for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

          SECTION 1603. Persons Entitled to Vote at Meetings.

          To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person


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appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Issuer and the Guarantors and their respective counsel.

          SECTION 1604. Quorum; Action.

          The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1602(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

          Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 25% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

          Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series; provided, however, that, except as limited by the proviso to
Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.

          Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of

Securities of such series and the related coupons, whether or not present or represented at the meeting.

          Notwithstanding the foregoing provisions of this Section 1604, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

          (i) there shall be no minimum quorum requirement for such meeting; and

          (ii) the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

          SECTION 1605. Determination of Voting Rights; Conduct and Adjournment of Meetings.

          (a) Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104 or by having the signature of the person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 104 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

          (b) The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Issuer, the Guarantor or by Holders of Securities as provided in Section 1602(b), in which case the Issuer, the Guarantor or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

          (c) At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Securities of such series held or represented by him (determined as specified in the definition of "Outstanding" in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

          (d) Any meeting of Holders of Securities of any series duly called pursuant to Section 1602 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

          SECTION 1606. Counting Votes and Recording Action of Meetings.

          The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the Secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1602 and, if applicable, Section 1604. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Issuer, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

                                    * * * * *

          This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

QUEBECOR WORLD CAPITAL ULC,             QUEBECOR WORLD INC.,
as Issuer                               as Guarantor


By: (signed) JACQUES MALLETTE           By: (signed) JACQUES MALLETTE
    ---------------------------------       ------------------------------------
Name: Jacques Mallette                  Name: Jacques Mallette
Title: President                        Title: Executive Vice President


By: (signed) JEREMY ROBERTS             By: (signed) JEREMY ROBERTS
    ---------------------------------       ------------------------------------
Name: Jeremy Roberts                    Name: Jeremy Roberts
Title: Vice President and Treasurer     Title: Vice President, Corporate Finance
                                               and Treasurer


QUEBECOR WORLD (USA) INC.,              QUEBECOR WORLD CAPITAL LLC,
as Guarantor                            as Guarantor


By: (signed) JACQUES MALLETTE           By: (signed) DAVID MCCARTHY
    ---------------------------------       ------------------------------------
Name: Jacques Mallette                  Name: David McCarthy
Title: Executive Vice President         Title: President


By: (signed) MARIE CHLUMECKY            By: (signed) JOAN DOBRZYNSKI
    ---------------------------------       ------------------------------------
Name: Marie Chlumecky                   Name: Joan Dobrzynski
Title: Secretary                        Title: Secretary


CITIBANK, N.A., as Trustee


By: (signed) John J. Byrnes
    ---------------------------------
Name: John J. Byrnes
Title: Vice President

                                    EXHIBIT A

                             FORMS OF CERTIFICATION

                                   EXHIBIT A-1

                       FORM OF CERTIFICATE TO BE GIVEN BY
                   PERSON ENTITLED TO RECEIVE BEARER SECURITY
                       OR TO OBTAIN INTEREST PAYABLE PRIOR
                              TO THE EXCHANGE DATE

                                   CERTIFICATE

                     [Insert title or sufficient description
                         of Securities to be delivered]

          This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States federal income taxation regardless of its source ("United States persons(s)"), (ii) are owned by United States person(s) that are
(a) foreign branches of United States financial institutions (financial institutions, as defined in United States Treasury Regulations Section 2.165-12(c)(1)(v) are herein referred to as "financial institutions") purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise Quebecor World Capital ULC or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or
(C) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and, in addition, if the owner is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

          As used herein, "United States" means the United States of America (including the states and the District of Columbia); and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

          We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the above-captioned Securities held by you for our account in accordance with your Operating Procedures if any applicable statement


                                      A1-1
herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

          This certificate excepts and does not relate to [U.S.$]__________ of such interest in the above-captioned Securities in respect of which we are not able to certify and as to which we understand an exchange for an interest in a Permanent Global Security or an exchange for and delivery of definitive Securities (or, if relevant, collection of any interest) cannot be made until we do so certify.

          We understand that this certificate may be required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated: ____________

[To be dated no earlier than the 15th
day prior to (i) the  Exchange  Date
or (ii) the relevant Interest Payment
Date occurring prior to the Exchange
Date, as applicable]

                                        ----------------------------------------
                                        [Name of Person Making Certification]


                                        ----------------------------------------
                                        (Authorized Signatory)

                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                      A1-2

                                   EXHIBIT A-2

                 FORM OF CERTIFICATION TO BE GIVEN BY HOLDERS OF
                 BENEFICIAL INTEREST IN A TEMPORARY REGULATION S
                   GLOBAL SECURITY TO EUROCLEAR OR CLEARSTREAM
                         OWNER SECURITIES CERTIFICATION

[EUROCLEAR BANK S.A./N.V.,
as operator of the Euroclear
System] [or] [CLEARSTREAM BANKING,
SOCIETE ANONYME]

          Re: [title of series] of Quebecor World Capital ULC (the "Securities")

          Reference is hereby made to the Indenture, dated as of March 6, 2006 (the "Indenture"), between Quebecor World Capital ULC (the "Issuer"), Quebecor World Inc., Quebecor World (USA) Inc., Quebecor World Capital LLC and Citibank, N.A., as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

          This certificate relates to U.S. $_________________ aggregate Amount Payable at Maturity of Securities which are evidenced by the Temporary Regulation S Global Security (CUSIP No. _________) and held with the Depositary through Euroclear or Clearstream or both in the name of [insert name of holder] (the "Holder").

          In respect of such Securities, the Holder does hereby certify that as of the date hereof, the above-captioned Securities are beneficially owned by non-U.S. Persons and are not held for purposes of resale directly or indirectly to a U.S. Person or to a person within the United States or its possessions.

          As used herein, "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia. As used herein, U.S. Person has the meaning assigned to it in Rule 902 under the Securities Act of 1933, as amended.

          We undertake to advise you immediately by tested telex on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

          We understand that this certification is required in connection with certain securities laws in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorize you to produce this certification or a copy thereof to any interested party in such proceedings. This certificate and the statements contained herein are made for your benefit and


                                      A2-1
the benefit of the Issuer and the Initial Purchasers of the Securities under the Purchase Agreement, dated ________, with the Issuer relating to the Securities.

          Date:______________, ____(3)

                                        ----------------------------------------
                                        [NAME OF PERSON MAKING CERTIFICATION]

----------
(3) To be dated no earlier than 15 days prior to the transfer or exchange date to which the certification relates.


                                      A2-2

                                   EXHIBIT A-3

                  FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR
                               AND CLEARSTREAM IN
                 CONNECTION WITH THE EXCHANGE OF A PORTION OF A
                 TEMPORARY GLOBAL SECURITY OR TO OBTAIN INTEREST
                       PAYABLE PRIOR TO THE EXCHANGE DATE

                                   CERTIFICATE

                     [Insert title or sufficient description
                         of Securities to be delivered]

          This is to certify that based solely on written certifications that we have received in writing, by tested telex or by electronic transmission from each of the persons appearing in our records as persons entitled to a portion of the principal amount set forth below (our "Member Organizations") substantially in the form attached hereto, as of the date hereof, [U.S.$]__________ principal amount of the above-captioned Securities (i) is owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source ("United States person(s)"), (ii) is owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in U.S. Treasury Regulations Section 10165-12(c)(1)(v) are herein referred to as "financial institutions") purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such financial institution has agreed, on its own behalf or through its agent, that we may advise Quebecor World Capital ULC or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations Section 10163-5(c)(2)(i)(D)(7)) and, to the further effect, that financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

          As used herein, "United States" means the United States of America (including the states and the District of Columbia); and its "possessions" include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

          We further certify that (i) we are not making available herewith for exchange (or, if relevant, collection of any interest) any portion of the temporary Global Security representing the above-captioned Securities excepted in the above-referenced certificates of Member Organizations and (ii) as of the date hereof we have not received any notification from any of our


                                      A3-1

Member Organizations to the effect that the statements made by such Member Organizations with respect to any portion of the part submitted herewith for exchange (or, if relevant, collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

          We understand that this certification is required in connection with certain tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated: ____________

[To be dated no earlier than the
Exchange Date or the relevant
Interest Payment Date occurring prior
to the Exchange Date, as applicable]

                                        [EUROCLEAR S.A/N.V., as Operator of the
                                        Euroclear System]
                                        [CLEARSTREAM]


                                        By
                                           -------------------------------------


                                      A3-2

                                    EXHIBIT B
                               FORM OF GLOBAL NOTE

UNLESS THIS GLOBAL SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NOMINEE AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

THIS GLOBAL SECURITY AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS GLOBAL SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF). THE HOLDER OF THIS GLOBAL SECURITY SHALL BE DEEMED, BY THE ACCEPTANCE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES, ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH QUEBECOR WORLD CAPITAL ULC (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS

THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) AND (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

[THIS SECURITY IS A TEMPORARY REGULATION S GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. EXCEPT IN THE CIRCUMSTANCES DESCRIBED HEREIN AND IN SECTION 304 OF THE INDENTURE, NO TRANSFER OR EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL SECURITY MAY BE MADE FOR AN INTEREST IN THE RESTRICTED GLOBAL SECURITY. NO EXCHANGE OF AN INTEREST IN THIS TEMPORARY GLOBAL SECURITY MAY BE MADE FOR AN INTEREST IN THE REGULATION S GLOBAL SECURITY EXCEPT ON OR AFTER THE TERMINATION OF THE DISTRIBUTION COMPLIANCE PERIOD AND UPON DELIVERY OF THE OWNER SECURITIES CERTIFICATION AND THE DEPOSITORY SECURITIES CERTIFICATION RELATING TO SUCH INTEREST IN ACCORDANCE WITH THE TERMS OF THE INDENTURE.]

                                                           CUSIP Number ________
                                                            ISIN Number ________

No. _____-1

[U.S.]$_00,000,000

                           QUEBECOR WORLD CAPITAL ULC

                        ______% SENIOR NOTES DUE _______

          QUEBECOR WORLD CAPITAL ULC, a Nova Scotia unlimited liability company (herein called the "Issuer", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal amount of [U.S.]$____ (_________ [UNITED STATES] DOLLARS)[, or such other principal amount as shall be set forth in the Schedule of Principal Amount attached hereto,]* on [INCLUDE DATE OF MATURITY], at the office or agency of the Issuer referred to below. This Security is a Global Security, representing [U.S.]$________ aggregate principal amount of Securities.

          From [INCLUDE ISSUE DATE], or from the most recent interest payment date to which interest has been paid, cash interest on the Securities will accrue at the rate of ____% per annum, payable semiannually on [INCLUDE INTEREST PAYMENT DATE] and [INCLUDE INTEREST PAYMENT DATE] of each year, beginning on [INCLUDE FIRST INTEREST PAYMENT DATE], to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be [INCLUDE RECORD DATE] or [INCLUDE RECORD DATE] (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

          Reference is hereby made to the further provisions of this Global Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

          THIS GLOBAL SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

----------
*    Include if Global Note.

          IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

          Dated: ____________

                                        QUEBECOR WORLD CAPITAL ULC


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                     TRUSTEE'S CERTIFICATE OF AUTHENTICATION

          This is one of the Securities referred to in the within-mentioned Indenture.

                                        CITIBANK, N.A.,
                                        as Trustee


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

          Dated: ____________________

                                    GUARANTEE
                                       OF
                               QUEBECOR WORLD INC.

          For value received, QUEBECOR WORLD INC., a corporation incorporated pursuant to the Canada Business Corporations Act, having its principal executive offices at 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8 (herein called the "Guarantor", which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee, for itself and on behalf of each such Holder, the due and punctual payment of the principal of, premium, if any, and interest on such Security and the due and punctual payment of the sinking fund or analogous payments referred to therein, if any, when and as the same shall become due and payable, whether on the Stated Maturity Date, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein and of all amounts owing to the Trustee when and as the same shall become due and payable pursuant to the terms of such Indenture. In case of the failure of Quebecor World Capital ULC, a Nova Scotia unlimited liability company (herein called the "Issuer", which term includes any successor Person under such Indenture), punctually to make any such payment of principal, premium, if any, or interest or any such sinking fund or analogous payment, or payment to the Trustee, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether, with respect to the Securities, on the Stated Maturity Date or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

          The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 1005 of the Indenture.

          The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption or repayment thereof, or alter the Stated Maturity Date thereof, or increase the principal amount of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration or the maturity thereof pursuant to Article Five of such Indenture. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund or analogous payment required under such Security and all demands whatsoever, and covenants that this

Guarantee will not be discharged except by payment in full of the principal of, premium, if any, and interest on Security.

          The Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder or the Trustee by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, and any sinking fund or analogous payments with respect to, the Security upon which this Guarantee is endorsed.

          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.

          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

          Executed and dated the date on the face hereof.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                    GUARANTEE
                                       OF
                            QUEBECOR WORLD (USA) INC.

          For value received, QUEBECOR WORLD (USA) INC., a corporation duly organized and existing under the laws of the State of Delaware, having its principal office at 291 State Street, North Haven, Connecticut 06473 (herein called the "Guarantor", which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee, for itself and on behalf of each such Holder, the due and punctual payment of the principal of, premium, if any, and interest on such Security and the due and punctual payment of the sinking fund or analogous payments referred to therein, if any, when and as the same shall become due and payable, whether on the Stated Maturity Date, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein and of all amounts owing to the Trustee when and as the same shall become due and payable pursuant to the terms of such Indenture. In case of the failure of Quebecor World Capital ULC, a Nova Scotia unlimited liability company (herein called the "Issuer", which term includes any successor Person under such Indenture), punctually to make any such payment of principal, premium, if any, or interest or any such sinking fund or analogous payment, or payment to the Trustee, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether, with respect to the Securities, on the Stated Maturity Date or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

          The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 1005 of the Indenture.

          The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption or repayment thereof, or alter the Stated Maturity Date thereof, or increase the principal amount of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration or the maturity thereof pursuant to Article Five of such Indenture. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund or analogous payment required under such Security and all demands whatsoever, and covenants that this

Guarantee will not be discharged except by payment in full of the principal of, premium, if any, and interest on Security.

          The Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder or the Trustee by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, and any sinking fund or analogous payments with respect to, the Security upon which this Guarantee is endorsed.

          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.

          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

          Executed and dated the date on the face hereof.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                    GUARANTEE
                                       OF
                           QUEBECOR WORLD CAPITAL LLC

          For value received, QUEBECOR WORLD CAPITAL LLC, a limited liability Issuer duly organized and existing under the laws of the State of Delaware, having its principal office at The Nemours Building, Suite 1414, 1007 Orange Street, Wilmington, Delaware 19801 (herein called the "Guarantor", which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee, for itself and on behalf of each such Holder, the due and punctual payment of the principal of, premium, if any, and interest on such Security and the due and punctual payment of the sinking fund or analogous payments referred to therein, if any, when and as the same shall become due and payable, whether on the Stated Maturity Date, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein and of all amounts owing to the Trustee when and as the same shall become due and payable pursuant to the terms of such Indenture. In case of the failure of Quebecor World Capital ULC, a Nova Scotia unlimited liability company (herein called the "Issuer", which term includes any successor Person under such Indenture), punctually to make any such payment of principal, premium, if any, or interest or any such sinking fund or analogous payment, or payment to the Trustee, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether, with respect to the Securities, on the Stated Maturity Date or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

          The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 1005 of the Indenture.

          The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption or repayment thereof, or alter the Stated Maturity Date thereof, or increase the principal amount of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration or the maturity thereof pursuant to Article Five of such Indenture. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any sinking fund or analogous payment required under such Security and all demands whatsoever, and covenants that this

Guarantee will not be discharged except by payment in full of the principal of, premium, if any, and interest on Security.

          The Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder or the Trustee by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, premium, if any, and interest on all Securities of the same series issued under such Indenture shall have been paid in full.

          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, premium, if any, and interest on, and any sinking fund or analogous payments with respect to, the Security upon which this Guarantee is endorsed.

          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.

          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

          Executed and dated the date on the face hereof.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                      [REVERSE SIDE OF THE GLOBAL SECURITY]

          1. INTEREST.

          QUEBECOR WORLD CAPITAL ULC, a Nova Scotia unlimited liability company (the "Issuer"), for value received promises to pay interest (as defined in the Indenture) on the principal amount of this Global Security at ______% per annum until maturity. The Issuer shall pay interest semi-annually on ______ and ______ of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided, however, that if there is no existing Default in the payment of interest, and if the Securities are authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be ______. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the interest rate then in effect under the Indenture and this Global Security; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

          No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligations of the Issuer or the Guarantor, as applicable, which are absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on the Securities at the times, place, and rate, and in the coin or currency, herein prescribed.

          2. METHOD OF PAYMENT.

          The Issuer shall pay interest on the Securities (except defaulted interest) to the Persons in whose name the Securities (or one or more Predecessor Securities) are registered at the close of business on the ______ or ______ next preceding the Interest Payment Date, even if such Securities are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 307 of the Indenture with respect to defaulted interest. The Securities shall be payable as to principal, interest, and premium, if any, by payment by the Issuer to the Trustee of such sums and if the Holder has given wire transfer instructions to the Trustee, by wire transfer of immediately available funds to an account located in the United States maintained by the Trustee, for further transfer by the Trustee to the appropriate payee on the Interest Payment Date. All other payments on the Securities will be made at the office or agency of the Paying Agent and Registrar for the Securities within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Security Register. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

          3. PAYING AGENT AND REGISTRAR.

          Initially, Citibank, N.A., the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder Agent. The Issuer or any of its Subsidiaries may act in any such capacity.

          4. INDENTURE.

          The Issuer issued this Global Security under an Indenture dated as of March 6, 2006 ("Indenture") among the Issuer, the Guarantors and the Trustee. The terms of this Global Security include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. This Global Security is subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Global Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

          As provided for in the Indenture, not all of the Securities of this series need be issued at the same time. The Issuer may from time to time without notice to, or the consent of, the Holders of the Securities, create and issue additional Securities under the Indenture, equal in rank to the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Securities or except for the first payment of interest following the issue date of the new Securities) so that the new Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

          5. MANDATORY REDEMPTION.

          The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Securities.

          6. OPTIONAL REDEMPTION.

          At any time and from time to time prior to ______, the Issuer may elect to redeem all or any portion of the Securities, in accordance with the provisions of Article 11 of the Indenture, at a Redemption Price equal to the sum of:

          (1) 100% of the principal amount of the Securities to be redeemed; and

          (2) the excess of

          (a) the sum of the present values of (1) the redemption price of the Securities to be redeemed at ______ (as set forth in the following paragraph), and (2) the remaining scheduled payments of interest from the Redemption Date to ______, but excluding accrued and unpaid interest to the Redemption Date, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus ______ basis points, over

          (b) 100% of the principal amount of the Securities to be redeemed,

          plus accrued interest thereon to but excluding the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

          Starting on ______, the Issuer may redeem all or any portion of the Securities, at once or over time, in accordance with the provisions of Article 11 of the Indenture. The Securities may be redeemed at the Redemption Prices set forth below, plus accrued and unpaid interest thereon to but excluding the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment
Date). The following Redemption Prices are for Securities redeemed during the twelve-month period commencing on ______ of the years set forth below, and are expressed as percentages of principal amount:

YEAR                    REDEMPTION PRICE
----                    ----------------
20__ ................       _______%
20__ ................       _______%
20__ ................       _______%
20__ and thereafter..       100.000%

          In addition, at any time and from time to time prior to ______, the Issuer may redeem up to a maximum of 35% of the aggregate principal amount of Securities (including any additional Securities) with the net cash proceeds of one or more Qualified Equity Offerings (as defined below), at a Redemption Price equal to ______% of the principal amount, plus accrued and unpaid interest thereon, to but excluding the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Securities (including any additional Securities) remains Outstanding (excluding Securities held by the Issuer or its Affiliates). Any such redemption shall be made within 90 days of the date of such Qualified Equity Offering upon not less than 30 nor more than 60 days' prior notice.

          "Qualified Equity Offering" means any public or private placement for cash of Capital Stock (other than Disqualified Stock) of Quebecor World (other than (i) public offerings of Capital Stock registered on Form S-8 or (ii) other issuances under any employee benefit plan of Quebecor World or any of its Subsidiaries) to any Person other than any Subsidiary thereof or any Permitted Holder.

          "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to ______; provided, however that if the period from the Redemption Date to ______ is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to ______ is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

          Unless the Issuer defaults in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Securities or portions of the Securities called for redemption.

          As provided in the Indenture, if less than all of the Securities are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Securities to be redeemed or any portion thereof that is an integral multiple of $1,000.

          No Securities of less than $1,000 will be redeemed in part. Notices of redemption, in the form provided for in the Indenture, will be mailed by first class mail at least 30 but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at its registered address. Notices of redemption may not be conditional.

          If any Security is to be redeemed in part only, the notice of redemption that relates to that Security will state the portion of the principal amount of that Security that is to be redeemed. A new Security in principal amount equal to the unredeemed portion of the original Security will be issued at the Issuer's expense in the name of the holder thereof upon cancellation of the original Security. Securities called for redemption become irrevocably due and payable on the date fixed for redemption. On and after the Redemption Date, interest will cease to accrue on Securities or portions of them called for redemption, provided that the Redemption Price has been paid or set aside as provided in the Indenture.

          7. ADDITIONAL AMOUNTS AND TAX REDEMPTION.

          The Issuer and the Guarantors, as applicable, will pay to the Holders such Additional Amounts as may be payable under Section 1005 of the Indenture.

          If the Issuer or the Guarantors become obligated to pay any Additional Amounts because of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, in either case that is publicly announced or becomes effective on or after the date of issuance of the Securities, the Issuer may, at any time, upon not less than 30 nor more than 60 days' notice, redeem all, but not part, of the Securities of the affected series at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date. Any such redemption shall be done in accordance with the provisions of
Article 11 of the Indenture.

          Prior to any redemption of the Securities pursuant to the preceding paragraph, the Issuer shall deliver to the Trustee an Officer's Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred. The Issuer will be bound to redeem the Securities on the date fixed for redemption.

          8. DENOMINATIONS, TRANSFER, EXCHANGE.

          (a) As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security may be registered on the Security Register of the Issuer, upon surrender of this Security for registration of transfer at the office or agency of the Issuer maintained for such purpose duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferee. No service charge shall be made for any registration or transfer or exchange of Securities, but the Security Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes or other governmental charge payable in connection therewith.

          The Securities are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. This Security shall represent the aggregate principal amount of outstanding Securities from time to time endorsed hereon and the aggregate principal amount of Securities represented hereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

          The Issuer need not exchange or register the transfer of any Security or portion of a Security selected for redemption, except for the unredeemed portion of any Security being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Securities for a period of 15 days before a selection of Securities to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

          (b) Notwithstanding any provision to the contrary herein, so long as a Global Security remains outstanding and is held by or on behalf of the Depositary, transfers of a Global Security, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 305 of the Indenture and Section 8 hereof; provided, however, that a beneficial interest in a Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Security in accordance with the transfer restrictions set forth in the restricted legend on the Security, if any, and the Trustee shall have no responsibility with respect to any such transfers.

          Except for transfers or exchanges made in accordance with any of clauses (i), (ii), (iii), (iv) or (v) of this Section 8(b), transfers of a Global Security shall be limited to transfers of such Global Security in whole, but not in part, to the Depositary, to nominees of the Depositary or to a successor of the Depositary or such successor's nominee.

          (i) Temporary Regulation S Global Security. If the Holder of a beneficial interest in the Temporary Regulation S Global Security at any time wishes to transfer its interest in such Temporary Regulation S Global Security to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Temporary Regulation S Global Security, such transfer or exchange may be effected only in accordance with this clause (i) and the Applicable Procedures. Upon (A) delivery by a beneficial owner of an interest therein to Euroclear or Clearstream (as the case may be) of a written certification substantially in the form of Exhibit A-2 to the Indenture, then Euroclear or Clearstream, as the case may be, shall reflect on its records the transfer of a beneficial interest in the Temporary Regulation S Global Note from the beneficial owner providing the certification provided in (A) above to the Person providing the certification provided in (B) above.

          (ii) Temporary Regulation S Global Security to Regulation S Global Security. If the Holder of a beneficial interest in the Temporary Regulation S Global Security at any time, on or after the termination of the Restricted Period in respect of such Security, wishes to exchange its interest in such Temporary Regulation S Global Security for an interest in the Regulation S Global Security, or to transfer its interest in such Temporary Regulation S Global Security to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security, such transfer or exchange may be effected only in accordance with this clause (ii) and the Applicable Procedures. Upon (A) delivery by a beneficial owner of an interest therein to Euroclear or Clearstream (as the case may be) of a written certification substantially in the form of Exhibit A-2 to the Indenture, and (B) delivery by Euroclear or Clearstream to the Trustee and Transfer Agent of a written certification substantially in the form attached hereto as Exhibit A-3 to the Indenture, and (C) receipt by the Trustee, as Security Registrar, from the Transfer Agent of the written certification described in (B) and of instructions directing the Trustee, as Security Registrar, to credit or cause to be credited an interest in the Regulation S Global Security in a specified principal amount and to cause to be debited an interest in the Temporary Regulation S Global Note in such specified principal amount, then the Security Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Temporary Regulation S Global Security and to increase or cause to be increased the principal amount of the Regulation S Global Security by the aggregate principal amount of the beneficial interest in such Temporary Regulation S Global Security to be so exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security having a principal amount equal to the principal amount by which the amount of the Temporary Regulation S Global Security was reduced upon such exchange or transfer.

          (iii) Restricted Global Security to Regulation S Global Security. If the Holder of a beneficial interest in the Restricted Global Security at any time wishes to exchange its interest in such Restricted Global Security for an interest in the Regulation S Global Security, or to transfer its interest in such Restricted Global Security to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security, such transfer or exchange may be effected only in accordance with this clause (iii) and the Applicable Procedures. Upon receipt by the Security Registrar of
          (A) instructions given in accordance with the Applicable Procedures directing the Security Registrar to credit or cause to be credited an interest in the Regulation S Global Security in a specified principal amount and to cause to be debited an interest in the Restricted Global Security in such specified principal amount, and (B) a certificate in the form of Annex A attached hereto given by the Holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Security and (x) pursuant to and in accordance with Regulation S or (y) that the Security being transferred is being transferred in a transaction permitted by Rule 144, then the Security Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Restricted Global Security and to increase or cause to be increased the principal amount of the Regulation S Global Security by the aggregate principal amount of the interest in the Restricted Global Security to be exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security having a principal amount equal to the principal amount by which the amount of the Restricted Global Security was reduced upon such exchange or transfer.

          (iv) Temporary Regulation S Global Security or Regulation S Global Note to Restricted Global Security. If the Holder of a beneficial interest in the Temporary Regulation S Global Security or the Regulation S Global Security at any time wishes to exchange its interest in the Regulation S Global Security for an interest in the Restricted Global Security, or to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Restricted Global Security such transfer may be effected only in accordance with this clause (iv) and the Applicable Procedures. Upon receipt by the Security Registrar of (A) instructions given in accordance with the Applicable Procedures directing the Security Registrar to credit or cause to be credited an interest in the Restricted Global Security in a specified principal amount and to cause to be debited an interest in the Temporary Regulation S Global Security or the Regulation S Global Security, as the case may be, in such specified principal amount, and (B) a certificate in the form of Annex B attached hereto given by the Holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Securities and stating that (x) the Person transferring such Interest reasonably believes that the Person acquiring such interest is a Qualified Institutional Buyer as defined in Rule 144A and is obtaining such interest in a transaction meeting the requirements of Rule 144A and any applicable securities laws of any state of the United States or
          (y) that the Person transferring such interest is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act and, in such circumstances, such Opinion of Counsel as the Issuer may reasonably request to ensure that the requested transfer or exchange is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, then the Security Registrar shall instruct the Depositary to reduce or cause to be reduced the principal amount of the Temporary Regulation S Global Security or the Regulation S Global Security, as the case may be, and to increase or cause to be increased the principal amount of the Restricted Global Security by the aggregate principal amount of the interest in the Temporary Regulation S Global Security or the Regulation S Global Security, as the case may be, to be exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Restricted Global Security having a principal amount equal to the principal amount by which the amount of the Temporary Regulation S Global Security or the Regulation S Global Security, as the case may be, was reduced upon such exchange or transfer.

          (v) Global Security to Certificated Security. In the event that a Global Security is exchanged for Security in certificated, registered form pursuant to Section 9 hereof, such Securities may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of clauses (iii) and (iv) above (including the certification requirements intended to ensure that such transfers comply with Rule 144A or Regulation S under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuer or the Trustee.

          (c) If Securities are issued upon the transfer, exchange or replacement of Securities bearing the first legend contained in Section 205 of the Indenture (the "Private Placement Legend"), the Securities so issued shall continue to bear the applicable Private Placement Legend, and a request to remove such legend from Securities will not be honored unless (i) there is delivered to the Trustee an Opinion of Counsel to the effect that neither such legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of the Securities Act or (ii) the date of such transfer, exchange or replacement is two years after the later of (x) the issue date of such Security and (y) the last date that the Issuer or any affiliate (as defined in Rule 144 under the Securities Act) of the Issuer was the owner of such Securities (or any Predecessor Securities thereof). Upon compliance with the foregoing, the Trustee, upon a Issuer Order, shall authenticate and deliver Securities that do not bear such legend.

          9. RESERVED.

          10. CERTIFICATED SECURITIES.

          Global Securities deposited with the Depositary or other custodian for the Depositary pursuant to the Indenture shall be transferred to the beneficial owners thereof in the form of certificated securities only if such transfer complies with the Indenture and Section 8 hereof and (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as the Depositary for such Global Security, or if at any time the Depositary ceases to be a "clearing agency" registered under the Exchange Act and a successor depositary is not appointed by the Issuer within 120 days of the earlier of such notice or the Issuer becoming aware of such cessation, or (ii) the Issuer, at its option, executes and delivers to the Trustee a notice that such Global Security be so transferable, registrable and exchangeable, or (iii) a Default or an Event of Default has occurred and is continuing with respect to the Securities and the Security Registrar has received a request for such transfer from either the Depositary or (through the Depositary) a Person with a beneficial interest in such Securities or (iv) the issuance of such certificated Securities is necessary in order for a Holder or beneficial owner to present its Security or Securities to a Paying Agent in order to avoid any tax that is imposed on or with respect to a payment made to such Holder or beneficial owner and the Holder or beneficial owner (through the Depositary) so certifies to the Issuer and the Trustee. Notice of any such transfer shall be given by the Issuer in accordance with the provisions of the Indenture.

          Any Global Security that is transferable to the beneficial owners thereof in the form of certificated Securities pursuant to this Section 9 shall be surrendered by the Depositary to the Transfer Agent, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Security, an equal aggregate principal amount of Securities of authorized denominations in the form of certificated Securities.

          In connection with the exchange of an entire Global Security for certificated Securities pursuant to this Section 9, such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and upon Issuer Order the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of certificated Securities. In the event that such certificated Securities are not issued to each beneficial owner promptly after the Security Registrar has received a request from the Depositary or (through the Depositary) a beneficial owner to issue such certificated Securities, the Issuer expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to the Indenture, the right of any beneficial owner of Securities to pursue such remedy with respect to the portion of the Global Security that represents such beneficial owner's Securities as if such certificated Securities had been issued.

          Any portion of a Global Security transferred or exchanged pursuant to this Section 9 shall be executed, authenticated and delivered only in registered form in denominations of $1,000 and any integral multiple thereof and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Securities, payment of principal, premium, if any, and interest on the certificated Securities will be payable, and the transfer of the certificated Securities will be registrable, at the office or agency of the Issuer maintained for such purposes in accordance with the Indenture. Such certificated Securities shall be substantially in the form hereof (but without the Global Security legends thereon and without Schedule A attached thereto) with the Private Placement Legends to the extent any are applicable.

          In the event of the occurrence of any of the events specified in the first paragraph of this Section 9, the Issuer will promptly make available to the Trustee a reasonable supply of certificated Securities in definitive, fully registered form without interest coupons.

          Certificated Securities may not be exchanged for beneficial interests in any Global Securities unless the transferor first delivers to the Trustee a written certificate, in a form satisfactory to the Issuer and the Trustee, to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Securities.

          11. PERSONS DEEMED OWNERS.

          The registered Holder of a Security may be treated as its owner for all purposes, except with respect to withholding tax and the obligation under
Section 1005 of the Indenture to pay Additional Amounts.

          12. AMENDMENT, SUPPLEMENT AND WAIVER.

          The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the Guarantors and the rights of the Holders under the Indenture at any time by the Issuer and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities, to waive compliance by the Issuer and the Guarantors with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

          Without notice to or the consent of any Holder of the Securities, the Indenture permits, with certain exceptions as therein provided, the Issuer, the Guarantors and the Trustee to modify, amend or supplement the Indenture to, among other things, cure any ambiguity, omission, defect or inconsistency or make any change that does not adversely affect the rights of any Holder of the Securities.

          13. UNCLAIMED MONEY.

          All moneys paid by the Issuer or a Guarantor to the Trustee or a Paying Agent for the payment of the principal of, or premium, if any, or interest on, any Securities that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable may be repaid to the Issuer or such Guarantor and the Holder of such Security thereafter may look only to the Issuer or such Guarantor for payment thereof.

          14. DISCHARGE AND DEFEASANCE.

          The Issuer and the Guarantors at any time may be discharged from some or all of their respective obligations under the Securities, the Guarantees and the Indenture upon compliance by the Issuer and the Guarantors, with certain conditions set forth therein, which provisions apply to this Security.

          15. DEFAULTS AND REMEDIES.

          This Security has the Events of Default as set forth in Section 501 of the Indenture.

          If an Event of Default occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), subject to certain limitations, may and the Trustee, upon the written request of such Holders shall, declare the principal amount, premium, if any, and accrued but unpaid interest to the date of acceleration, on all of the Securities then outstanding to be due and payable and, upon any such declaration, such principal amount, premium, if any, and such accrued but unpaid interest, shall become immediately due and payable. Certain events of bankruptcy or insolvency are Events of Default and shall result in the Securities being due and payable immediately upon the occurrence of such Events of Default.

          Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives an indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest or Additional Amounts, if any) if it determines in good faith that withholding notice is in the interests of the Holders. Subject to certain limitations, Holders of a majority in aggregate principal amount of the Securities may direct the Trustee in its exercise of any trust or power. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Issuer and the Trustee may waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, premium, if any, or interest or Additional Amounts, if any. The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

          16. TRUSTEE DEALINGS WITH ISSUER.

          Subject to certain limitations, the Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuer, the Guarantors or any Affiliate of the Issuer or the Guarantors with the same rights it would have if it were not Trustee. Any Paying Agent, Security Registrar, co-Security Registrar or co-Paying Agent may do the same with like rights.

          17. NO RECOURSE AGAINST OTHERS.

          No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Indenture, the Securities, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability.

          18. AUTHENTICATION.

          This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

          19. ABBREVIATIONS.

          Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors
Act).

          20. RESERVED.

          21. CUSIP NUMBERS.

          Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Securities and has directed the Trustee to use CUSIP numbers in notices of redemption or notices of Offers to Purchase as a convenience to Holders. No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers printed thereon and any such redemption shall not be affected by any defect in or omission of such numbers.

          The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to: Quebecor World Capital ULC, c/o Quebecor World Inc., 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, Attention: General Counsel.

          22. GOVERNING LAW.

          The internal law of the State of New York shall govern and be used to construe this Security.

                       OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to accept the offer to have this Security purchased by the Issuer pursuant to Section 1014 of the Indenture, check the box below:

[ ]  Section 1014

If you want to elect to accept the offer in respect of only part of the Security pursuant to Section 1014 of the Indenture, state the amount you elect to have purchased: U.S.$____________


Date:__________                         Your Signature:
                                                        ------------------------
                                        (Sign exactly as your name appears on
                                         the face of this Note)

                                        Tax Identification No.: ________________

                                        SIGNATURE GUARANTEE:


                                        ----------------------------------------
                                        Signatures must be guaranteed by an
                                        "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                 ASSIGNMENT FORM

To assign and transfer this Security, fill in the form below:

(I) or (we) assign and transfer this Security to

_______________________________________________________________
(Insert assignee's social security or tax I.D. no.)

_______________________________________________________________
(Print or type assignee's name, address and postal code)

and irrevocably appoint ___________________________________________ as agent to transfer this Security on the books of the Issuer. The agent may substitute another to act for him.


Your Signature:
                ----------------------------------------------------------------
     (Sign exactly as your name appears on the other side of this Security)


Signature Guarantee: -----------------------------------------------------------
      (Participant in a recognized signature guarantee medallion program)

Date: ____________

Certifying Signature:
                      ----------------------------------------------------------

          In connection with any transfer of any Securities evidenced by this certificate occurring prior to the date that is two years after the later of the date of original issuance of such Securities and the last date, if any, on which the Securities were owned by the Issuer or any Affiliate of the Issuer, the undersigned confirms that such Securities are being transferred in accordance with the transfer restrictions set forth in such Securities and that such transfer is being made:

CHECK ONE BOX BELOW

(1)  [ ]  to the Issuer; or

(2) [ ] pursuant to and in compliance with Rule 144A under the U.S. Securities Act of 1933; or

(3) [ ] pursuant to and in compliance with Regulation S under the U.S. Securities Act of 1933; or

(4) [ ] pursuant to another available exemption from the registration requirements of the U.S. Securities Act of 1933; or

(5) [ ] pursuant to an effective registration statement under the U.S. Securities Act of 1933.

          Unless one of the boxes is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if box
(2) is checked, by executing this form, the Transferor is deemed to have certified that such Securities are being transferred to a person it reasonably believes is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act of 1933 who has received notice that such transfer is being made in reliance on Rule 144A; if box (3) is checked, by executing this form, the Transferor is deemed to have certified that such transfer is made pursuant to an offer and sale that occurred outside the United States in compliance with Regulation S under the U.S. Securities Act of 1933; and if box (4) is checked, the Trustee may require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Issuer reasonably requests to confirm that such transfer is being made pursuant to an exemption from or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.


Signature:
           --------------------------


Signature Guarantee:
                     ---------------------------------------------
(Participant in a recognized signature guarantee medallion program)


Certifying Signature:                    Date:
                      ------------------       ------------------


Signature Guarantee:
                     ---------------------------------------------
(Participant in a recognized signature guarantee medallion program)

                   [SCHEDULE A SCHEDULE OF PRINCIPAL AMOUNT]*

          The following decreases/increases in the principal amount of this Securities have been made:

                                                       Principal Amount
                  Amount of                             of this Global
                 decrease in      Amount of increase       Security           Signature of
  Date of     Principal Amount   in Principal Amount    following such    authorized signatory
Increase or    of this Global       of this Global        decrease or         of Trustee or
  Decrease        Security             Security            increase        Security Custodian
-----------   ----------------   -------------------   ----------------   --------------------


----------
*    Include if Global Note


                                  Schedule A-1

                                     ANNEX A
            FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM RESTRICTED
                GLOBAL SECURITY TO REGULATION S GLOBAL SECURITY

Citibank, N.A., as Security Registrar
388 Greenwich Street, 14th floor,
New York, New York, 10013
Attention: Citibank Agency and Trust

Re: ______% Senior Notes Due 20__ (the "Securities")

          Reference is hereby made to the Indenture dated as of March 6, 2006 (the "Indenture"), between Quebecor World Capital ULC (the "Issuer"), Quebecor World Inc., Quebecor World (USA) Inc., and Quebecor World Capital LLC (collectively, the "Guarantors") and Citibank, N.A., as Trustee (the "Trustee"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

          This letter relates to $____________ aggregate principal amount of Securities that are held as a beneficial interest in the form of the Restricted Global Security (CUSIP No. ________; ISIN No: _____________) with the Depositary in the name of [name of transferor](the "Transferor"). The Transferor has requested an exchange or transfer of such beneficial interest for an equivalent beneficial interest in the Regulation S Global Security (Common Code No. ________; ISIN No. ________).

          In connection with such request, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Securities and:

     (a) with respect to transfers made in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), does certify that:

          (i) the offer of the Securities was not made to a person in the United States;

          (ii) either:

               (1) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States;

               (2) in the case of Rule 903, the transaction was executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States; or


                                    Annex A-1

               (3) in the case of Rule 904, the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

          (iii) no directed selling efforts have been made in the United States by the Transferor, an affiliate thereof or any person their behalf in contravention of the requirements of Rule 903 or 904 of Regulation S, as applicable;

          (iv) the transaction is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act; and

          (v) the Transferor is not the Issuer, a distributor of the Securities, an affiliate of the Issuer or any such distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or a person acting on behalf of any of the foregoing.

     (b) with respect to transfers made in reliance on Rule 144 the Transferor certifies that the Securities are being transferred in a transaction permitted by Rule 144 under the U.S. Securities Act.

          We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you, the Issuer, the Guarantors and the Trustee to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer, the Guarantors and Initial Purchasers of the Securities under the Purchase Agreement, dated ______ with the Issuer and the Guarantors relating to the Securities. Terms used in this certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Name of Transferor]


By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------
Date:
      -------------------------------


                                    Annex A-2

                                     ANNEX B
           FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM REGULATION S
                     GLOBAL NOTE TO RESTRICTED GLOBAL NOTE

Citibank, N.A., as Security Registrar
388 Greenwich Street, 14th floor,
New York, New York, 10013
Attention: Citibank Agency and Trust

Re: ______% Senior Notes Due 20__ (the "Securities")

          Reference is hereby made to the Indenture dated as of March 6, 2006 (the "Indenture"), between Quebecor World Capital ULC (the "Issuer"), Quebecor World Inc., Quebecor World (USA) Inc., and Quebecor World Capital LLC (collectively, the "Guarantors") and Citibank, N.A., as Trustee (the "Trustee"). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

          This letter relates to $__________ aggregate principal amount of Securities that are held in the form of the Temporary Regulation S Global Security or the Regulation S Global Security (Common Code No. _______; ISIN No. _______) in the name of [NAME OF TRANSFEROR] (the "Transferor") to effect the transfer of the Securities in exchange for an equivalent beneficial interest in the Restricted Global Security (CUSIP No. ________, ISIN No. ________).

          In connection with such request, and in respect of such Securities the Transferor does hereby certify that such Securities are being transferred in accordance with the transfer restrictions set forth in the Securities and that:

          CHECK ONE BOX BELOW:

     [ ] the Transferor is relying on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") for exemption from such Act's registration requirements; it is transferring such Securities to a person it reasonably believes is a "qualified institutional buyer" as defined in Rule 144A that purchases for its own account, or for the account of a qualified institutional buyer, and to whom the Transferor has given notice that the transfer is made in reliance on Rule 144A and the transfer is being made in accordance with any applicable securities laws of any state of the United States; or

     [ ] the Transferor is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act, subject to the Issuer's right prior to any such offer, sale or transfer to require the delivery of an Opinion of Counsel, certification and/or other information satisfactory to it.


                                    Annex B-1